UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated February 21, 2019

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒ Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fibria Celulose S.A. Consolidated financial statements at December 31, 2018 and report of independent registered public accounting firm

Report of Independent Registered Public Accounting Firm To the Board of Directors and Shareholders Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of Fibria Celulose S.A. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO. Basis for Opinions The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/PricewaterhouseCoopers Auditores Independentes São Paulo, Brazil February 21, 2019 We have served as the Company’s auditor since 2002.

Management’s Report on Internal Control over Financial Reporting 1 The management of Fibria Celulose S.A. and subsidiaries (the “Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. 2 The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Statutory Audit Committee, principal executive and principal financial officers, and effected by the Company’s Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as approved by the IASB, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements. 3 Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. 4 The effectiveness of the Company’s internal control over financial reporting as of December 31, 2018, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that as of December 31, 2018 the Company’s internal control over financial reporting is effective. São Paulo, February 21, 2019 /s/ Walter Schalka /s/ Marcelo Feriozzi Bacci Walter Schalka Marcelo Feriozzi Bacci Chief Executive Officer Chief Financial Officer and Investor Relations Officer

Fibria Celulose S.A. Consolidated financial statements at December 31, 2018 and report of independent registered public accounting firm

Index Consolidated statements of profit or loss 8 Consolidated statements of changes in shareholders' equity 10 1 Operations and current developments 13 2.1 Financial statements - basis of preparation 15 2.3 Segregation of assets and liabilities between current and non-current 17 2.5 Cash and cash equivalents 18 2.7 Derivative financial instruments and hedging activities 20 2.9 Inventory 21 2.11 Intangible assets 21 2.13 Leases 23 2.15 Business combination 24 2.17 Trade payables 24 2.19 Employee benefits 24 2.21 Asset retirement obligations 26 2.23 Dividend distribution 27 2.25 New standards, amendments and interpretations issued by IASB 27 4 Risk management 30 4 of 92 4.1Social and environmental risks31 3Critical accounting estimates and assumptions28 2.24 Non-current assets held for sale27 2.22 Revenue recognition26 2.20 Contingent assets and liabilities26 2.18 Loans and financing24 2.16 Impairment of non-financial assets, other than goodwill24 2.14 Biological assets23 2.12 Property, plant and equipment22 2.10 Current and deferred income tax and social contribution21 2.8Trade accounts receivable20 2.6Financial assets18 2.4Foreign currency translation17 2.2Consolidation16 2Presentation of financial statements and summary of significant accounting policies15 Notes to the consolidated financial statements Consolidated statements of cash flows11 Consolidated statements of comprehensive income9 Financial statements Consolidated balance sheets6

4.2 Financial risks 32 6 Fair value estimates 38 6.2 Fair value measurement of derivative financial instruments (including embedded derivative) 41 8 Credit quality of financial assets 43 10 Marketable securities 45 12 Trade accounts receivable 49 14 Recoverable taxes 51 16 Significant transactions and balances with related parties 55 18 Biological assets 61 20 Intangible assets 64 22 Advances to suppliers - forestry partnership programs 66 24 Trade payables 72 26 Tax Amnesty and Refinancing Program ("REFIS") 77 28 Long-term commitments 77 30 Employee benefits 79 32 Revenue 83 34 Expenses by nature 85 36 Earnings per share 86 38 Subsequent events 88 5 of 92 37Impairment tests87 35Insurance86 33Financial results84 31Compensation program based on shares81 29Shareholders' equity78 27Asset retirement obligations77 25Contingencies73 23Loans and financing67 21Finance and operating lease agreements65 19Property, plant and equipment63 17Investments59 15Income taxes52 13Inventory50 11Derivative financial instruments (including embedded derivative)46 9Cash and cash equivalents45 7Financial instruments by category43 6.1Fair value of loans and financing40 5Sensitivity analysis37

Fibria Celulose S.A.

Consolidated balance sheets at December 31
In thousands of Reais

Assets	2018	2017
Current		
Cash and cash equivalents (Note 9)	1,794,900	4,051,717
Marketable securities (Note 10)	4,315,992	2,619,424
Derivative financial instruments (Note 11)	210,852	124,340
Trade accounts receivable, net (Note 12)	1,325,323	1,193,157
Inventory (Note 13)	4,008,406	2,080,403
Recoverable taxes (Note 14)	260,832	272,623
Other assets	211,426	188,497
	12,127,731	10,530,161
Non-current		
Marketable securities (Note 10)	172,891	162,254
Derivative financial instruments (Note 11)	455,325	323,952
Related parties receivables (Note 16)		9,924
Recoverable taxes (Note 14)	1,224,163	1,868,294
Advances to suppliers (Note 22)	662,006	645,460
Judicial deposits	210,313	180,883
Deferred taxes (Note 15)	820,567	752,545
Other assets	227,166	119,945
Investments (Note 17)	200,381	152,905
Biological assets (Note 18)	4,579,526	4,253,008
Property, plant and equipment (Note 19)	15,599,449	15,101,738
Intangible assets (Note 20)	4,539,131	4,592,262
	28,690,918	28,163,170
Total assets	40,818,649	38,693,331

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Fibria Celulose S.A. Consolidated balance sheets at December 31 In thousands of Reais (continued) Current Derivative financial instruments (Note 11) 276,407 151,571 Payroll, profit sharing and related charges 401,751 201,949 Dividends payable 730,743 261,567 Loans and financing (Note 23) 17,590,771 17,605,658 Provision for legal proceeds, net (Note 25) 211,294 165,944 Share capital 9,729,006 9,729,006 Treasury shares (23,086) Statutory reserves 2,786,607 3,249,015 Equity attributable to shareholders of the Company 14,149,003 14,577,163 Equity attributable to non-controlling interests 73,841 72,766 Total shareholders' equity 14,222,844 14,649,929 The accompanying notes are an integral part of these consolidated financial statements. 7 of 92 Total liabilities and shareholders' equity40,818,64938,693,331 Other reserves1,619,2001,608,867 Share capital reserve14,19013,361 Shareholders' equity (Note 29) Total liabilities26,595,80524,043,402 18,297,12518,253,595 Other payables368,775319,474 Derivative financial instruments (Note 11)126,285162,519 Non-current 8,298,6805,789,807 Other payables150,957124,965 Taxes payable128,994246,388 Trade payables (Note 24)3,533,5033,110,462 Loans and financing (Note 23)3,076,3251,692,905 Liabilities and shareholders' equity20182017

Fibria Celulose S.A.

Consolidated statements of profit or loss
Years ended December 31
In thousand of Reais, except for the income per shares

	2018	2017	2016
Net revenues (Note 32)	18,264,486	11,739,153	9,614,817
Cost of sales (Note 34)	(9,904,437)	(8,248,416)	(7,108,346)
Gross profit	8,360,049	3,490,737	2,506,471
Selling expenses (Note 34)	(812,768)	(547,232)	(481,306)
General and administrative (Note 34)	(392,103)	(285,707)	(275,797)
Equity in results of joint-venture	570	49	(751)
Other operating income and expense, net (Note 34)	(434,380)	(339,713)	(321,167)
	(1,638,681)	(1,172,603)	(1,079,021)
Income before financial income and expenses	6,721,368	2,318,134	1,427,450
Financial income (Note 33)	365,411	419,429	282,465
Financial expenses (Note 33)	(1,439,667)	(1,162,617)	(751,710)
Result of derivative financial instruments, net (Note 33)	(87,093)	237,561	700,927
Foreign exchange gain (loss) and indexation charges, net (Note 33)	(1,744,504)	(277,058)	1,384,535
	(2,905,853)	(782,685)	1,616,217
Income (loss) before income taxes	3,815,515	1,535,449	3,043,667
Income taxes			
Current (Note 15 (b))	(884,573)	(315,865)	(53,265)
Deferred (Note 15 (b))	128,679	(126,240)	(1,326,786)
Net income for the year	3,059,621	1,093,344	1,663,616
Attributable to			
Shareholders of the Company	3,051,905	1,085,265	1,654,848
Non-controlling interest	7,716	8,079	8,768
Net income for the year	3,059,621	1,093,344	1,663,616
Basic earnings per share (in Reais) (Note 36)	5.52	1.96	2.99
Diluted earnings per share (in Reais) (Note 36)	5.52	1.96	2.98

The accompanying notes are an integral part of these consolidated financial statements.

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Fibria Celulose S.A.

Consolidated statements of comprehensive income Years ended December 31
In thousand of Reais

	2018	2017	2016
Net income for the year	3,059,621	1,093,344	1,663,616
Other comprehensive income			
Actuarial gains (loss) on post-employment benefit obligations (Note 30(c))	(5,922)	11,481	(39,427)
Share of other comprehensive income - Veracel post-employment benefit obligations (Note 30(c))	(791)	(1,386)	(370)
	(6,713)	10,095	(39,797)
Tax effect regarding above items	2,282	(3,433)	13,530
	(4,431)	6,662	(26,267)
Change in fair value through other comprehensive income financial assets			
Ensyn Corporation ("Ensyn")	18,566	1,566	(20,682)
CelluForce Inc. ("CelluForce")	1,454	1,106	(522)
Spinnova Oy ("Spinnova")	2,349	1,213	
	22,369	3,885	(21,204)
Tax effect regarding above items	(7,605)	(1,320)	7,210
	14,764	2,565	(13,994)
Total other comprehensive income (loss) for the year, net of taxes	10,333	9,227	(40,261)
Total comprehensive income for the year, net of taxes	3,069,954	1,102,571	1,623,355
Attributable to			
Shareholders of the Company	3,062,238	1,094,492	1,614,587
Non-controlling interest	7,716	8,079	8,768
	3,069,954	1,102,571	1,623,355

The accompanying notes are an integral part of these consolidated financial statements.

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Fibria Celulose S.A.

Statements of changes in shareholders' equity
Years ended December 31, 2018, 2017 and 2016
In thousands of Reais

	Capital		Capital reserve	Treasury shares	Other reserves	Statutory reserves						
	Capital	Share issuance costs	Capital reserve	Treasury shares	Other comprehensive income	Legal	Investments	Additional dividends proposed	Retained earnings (accumulated deficit)	Total	Non-controlling interest	Total
As at January 1, 2016	9,740,777	(11,771)	15,474	(10,378)	1,639,901	328,689	830,945	218,731		12,752,368	62,952	12,815,320
Net income									1,654,848	1,654,848	8,768	1,663,616
Other comprehensive income					(40,261)					(40,261)		(40,261)
					(40,261)				1,654,848	1,614,587	8,768	1,623,355
Transactions with shareholders												
Stock option program (Note 31(ii))			(4,124)							(4,124)		(4,124)
Dividends declared – non-controlling interest (Portocel)											(5,114)	(5,114)
Dividends distributed								(218,731)		(218,731)		(218,731)
Minimum mandatory dividend – 25% (Note 29)									(393,026)	(393,026)		(393,026)
Legal reserve (Note 29(c))						82,743			(82,743)			
Investment reserve appropriation (Note 29(c))							1,179,079		(1,179,079)			
As at December 31, 2016	9,740,777	(11,771)	11,350	(10,378)	1,599,640	411,432	2,010,024			13,751,074	66,606	13,817,680
Net income									1,085,265	1,085,265	8,079	1,093,344
Other comprehensive income					9,227					9,227		9,227
					9,227				1,085,265	1,094,492	8,079	1,102,571
Transactions with shareholders												
Unclaimed dividends forfeited							44			44		44
Repurchase of shares (Note 29(d))				(17,046)						(17,046)		(17,046)
Stock option program (Note 31(ii))			3,090							3,090		3,090
Exercise of stock option program			(1,079)	4,338						3,259		3,259
Dividends declared - non-controlling interest (Portocel)											(1,919)	(1,919)
Minimum mandatory dividend - 25% (Note 29(b))									(257,750)	(257,750)		(257,750)
Legal reserve (Note 29(b) and (c))						54,263			(54,263)			
Investment reserve appropriation (Note 29(c))							773,252		(773,252)			
As at December 31, 2017	9,740,777	(11,771)	13,361	(23,086)	1,608,867	465,695	2,783,320			14,577,163	72,766	14,649,929
Net income									3,051,905	3,051,905	7,716	3,059,621
Other comprehensive income					10,333					10,333		10,333
					10,333				3,051,905	3,062,238	7,716	3,069,954
Transactions with shareholders												
Unclaimed dividends forfeited							6			6		6
Stock option program (Note 31(ii))			1,467							1,467		1,467
Exercise of stock option program			(10,740)	16,915						6,175		6,175
Cancellation of treasury shares				6,171			(6,171)					
Interim dividends distributed (Note 29 (b))							(2,783,320)			(2,783,320)		(2,783,320)
Dividends distributed - non-controlling interest (Portocel)											(4,809)	(4,809)
Minimum mandatory dividend - 25% (Note 29(b))									(724,827)	(724,827)		(724,827)
Legal reserve (Note 29(b) and (c))						152,596			(152,596)			
Tax incentive - ICMS			10,102							10,102		10,102
Dividends declared - non-controlling interest (Portocel)											(1,832)	(1,832)
Investment reserve appropriation (Note 29(c))							2,174,482		(2,174,482)			
As at December 31, 2018	9,740,777	(11,771)	14,190		1,619,200	618,291	2,168,317			14,149,004	73,841	14,222,845

The accompanying notes are an integral part of these consolidated financial statements.

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Fibria Celulose S.A.

Consolidated statements of cash flows
Years ended December 31
In thousand of Reais

	2018	2017	2016
Income before income taxes	3,815,515	1,535,449	3,043,667
Adjusted by			
Depreciation, depletion and amortization (Note 34)	2,534,210	2,149,305	1,922,741
Depletion of timber resources from forestry partnership programs (Note 22)	102,463	55,692	60,702
Foreign exchange (gain) loss and indexation charges, net (Note 33)	1,744,504	277,058	(1,384,535)
Change in fair value of derivative financial instruments	87,093	(237,561)	(700,927)
Equity in results of joint-venture	(570)	(49)	751
Loss on disposal of property, plant and equipment and biological assets, net (Note 34)	108,435	35,782	31,342
Gain on sale of investment - Losango Project		(61,648)	
Interest and gain/losses from marketable securities	(226,015)	(273,379)	(185,832)
Interest expense	1,127,567	966,598	608,661
Change in fair value of biological assets (Note 34)	(26,778)	326,349	212,248
Impairment of recoverable taxes - ICMS (Note 14)	109,215	114,383	96,524
Tax credits	(1,593)	(4,742)	(6,600)
Stock option program	1,467	3,090	(4,124)
Transaction costs and other	46,466	76,070	22,126
Decrease (increase) in assets			
Trade accounts receivable	13,112	(512,529)	2,481
Inventory	(1,506,110)	(107,639)	(47,110)
Recoverable taxes	564,165	(386,012)	39,972
Other assets	(126,914)	(122,848)	(53,515)
Increase (decrease) in liabilities			
Trade payables	167,073	1,195,197	1,213,678
Taxes payable	(879,506)	(200,423)	(428,478)
Payroll, profit sharing and related charges	199,802	33,892	(2,600)
Other payables	29,500	50,336	29,410
Cash provided by operating activities	7,883,101	4,912,371	4,470,582
Interest received	193,719	275,362	166,188
Interest paid	(1,135,342)	(1,046,117)	(606,282)
Income taxes paid	(67,787)	(35,855)	(106,411)
Net cash provided by operating activities	6,873,691	4,105,761	3,924,077

The accompanying notes are an integral part of these consolidated financial statements.

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Fibria Celulose S.A.

Consolidated statements of cash flows
Years ended December 31
In thousand of Reais

	2018	2017	2016
Cash flows from investing activities			
Acquisition of property, plant and equipment, intangible assets and forests	(3,801,990)	(4,636,308)	(6,087,674)
Advances for acquisition of timber from forestry partnership program (Note 22)	(113,987)	(36,388)	(94,496)
Proceeds from sale of investment - Losango Project		201,999	
Cash paid for acquisition of investment - Spinnova (Note 17(b))		(18,633)	
Marketable securities, net	(1,674,910)	(744,814)	(539,199)
Cash paid for acquisition of investment - CelluForce			(13,379)
Capital increase on investments and joint operation	(2,963)		(3,267)
Installments paid for additional acquisition of investment - Ensyn (Note 17(b))	(18,755)		
Proceeds from sale of property, plant and equipment	15,518	26,658	12,619
Derivative transactions settled (Note 11(c))	(216,377)	121,770	(145,446)
Net cash used in investing activities	(5,813,464)	(5,085,716)	(6,870,842)
Cash flows from financing activities			
Borrowings (Note 23)	1,343,753	8,498,973	7,741,537
Repayments of principal (Note 23)	(1,921,910)	(5,710,288)	(2,746,808)
Repurchase of shares		(17,046)	
Exercise of stock option program	10,781	3,259	
Dividends paid	(3,045,607)	(394,842)	(306,376)
Others	3,598	6,719	(3,837)
Net cash provided by (used in) financing activities	(3,609,385)	2,386,775	4,684,516
Effect of exchange rate changes on cash and cash equivalents	292,341	(15,176)	(155,329)
Net (decrease) increase in cash and cash equivalents	(2,256,817)	1,391,644	1,582,422
Cash and cash equivalents at beginning of year	4,051,717	2,660,073	1,077,651
Cash and cash equivalents at end of year	1,794,900	4,051,717	2,660,073

The accompanying notes are an integral part of these consolidated financial statements.

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Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated 1 Operations and current developments (a) General information Fibria Celulose S.A. is incorporated under the laws of the Federal Republic of Brazil, as a publicly-held company. Fibria Celulose S.A. and its subsidiaries are referred to in these consolidated financial statements as the "Company", "Fibria", or "we". We have the legal status of a corporation, operating under Brazilian corporate law. Our headquarters and principal executive office is located in São Paulo, SP, Brazil. As of December 31, 2018, we were listed on the Brazilian stock exchange (B3 S.A. - Brasil Bolsa Balcão (“B3”)) and the New York Stock Exchange (NYSE) and we were subject to the regulatory requirements of the Brazilian Comissão de Valores Mobiliários (CVM) and the U.S. Securities and Exchange Commission (SEC). Due to the corporate reorganization involving Fibria and Suzano Papel e Celulose S.A. (“Suzano”), the negotiation of our shares were suspended as from January 4, 2019, following the expected steps for the completion of the transaction. Our activities are focused on the growth of renewable and sustainable forests and the manufacture and sale of bleached eucalyptus kraft pulp. Forests in formation are located in the states of São Paulo, Mato Grosso do Sul, Minas Gerais, Rio de Janeiro, Espírito Santo, Bahia and Rio Grande do Sul. We operate in a single operating segment, which is the production and sale of short fiber pulp from our pulp production facilities located in the cities of Aracruz-ES, Três Lagoas-MS, Jacareí-SP and Eunápolis-BA (Veracel Celulose S.A. (“Veracel”), a jointly-controlled entity). The pulp produced for export is delivered to customers by sea, under long-term contracts with shipping companies, through the ports of Santos, located in the State of São Paulo, Barra do Riacho, located in the State of Espírito Santo (operated by our subsidiary Portocel - Terminal Especializado Barra do Riacho S.A. (“Portocel”)) and Terminal Macuco located in the port of Santos, State of São Paulo (operated by our subsidiary Fibria Terminal de Celulose de Santos SPE S.A. (“Fibria Santos SPE”)), which began its operations in February 2018. (b) Operation with Suzano On March 16, 2018, we disclosed a Material Fact informing the market that, on March 15, 2018, Fibria’s controlling shareholders, Suzano Holding S.A. and the other controlling shareholders of Suzano, with Suzano acting as intervening party, entered into a Voting Agreement and other Obligations (“Agreement”), whereby Suzano’s controlling shareholders and Fibria’s controlling shareholders have agreed to exercise their voting rights in order to combine the operations and shareholder bases of Suzano and the Company, through a corporate reorganization. The Company’s Board of Director approved its accession to the Agreement on March 27, 2018. The transaction was subject to the fulfillment of suspensive conditions, including the approval by antitrust authorities, which occurred in the following order: On May 31, 2018, the Federal Trade Commission, the US competition authority, granted early termination of the process review, authorizing the operation between the two companies without restrictions in the United States. On August 31, 2018, the Anti - Monopoly Bureau of State Administration for Market Regulation (SAMR), a competition authority in China, also approved the operation contemplated in the Voting Agreement, as well as, 13 of 92

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated on September 6, 2018, the competitive authority in Turkey authorized the transaction, thus, for the purposes of the Chinese and Turkish antitrust laws, said operation could be consummated. On September 13, 2018, at the Extraordinary General Meetings of Suzano and Fibria, all matters related to the corporate reorganization with a view to combining the operations and shareholding bases of the Companies were approved. On October 11, 2018, the Company disclosed through a Notice to the Market that was made available on the website of the Council Administrative of Economic Defense (Conselho Administrativo de Defesa Econômica "CADE") the opinion of the General Superintendence that approved, without restriction, the combination of business and shareholding transaction between the Company and Suzano. On November, 14, 2018, the General Director of the Brazilian National Waterway Transportation Agency (ANTAQ) published in the Brazilian Official Gazette the approval of the administrative procedures related to the requests submitted by the Company due to the change of control resulting from the combination of businesses and shareholding basis between Fibria and Suzano. On November, 29, 2018, the European antitrust authority has approved the combination of the business and shareholding bases of the Companies, pursuant to the Merger Agreement approved at the Extraordinary Shareholders' Meetings of the Companies, subject to the termination of the agreement for the supply of hardwood pulp entered into by and between Fibria and Klabin S.A., signed in May 2016. On January 3, 2019 (the date of the control acquisition by Suzano), there was the exchange of Company’s shares by Suzano’s shares, following one of the steps to close the operation. All conditions for the consummation of the business combination and share bases were met, so that Fibria and Suzano were able to proceed with the measures to close the operation for the 45 days following November 29, 2018. The corporate reorganization was completed on January 14, 2019. 2 Presentation of financial statements and summary of significant accounting policies 2.1 Financial statements - basis of preparation The financial statements have been prepared under the accounting basis of business continuity and the historical cost convention, as modified by financial assets measured at fair value through profit or loss and through other comprehensive income, other assets, financial liabilities (including derivative instruments) and biological assets measured at fair value. (a) Accounting policies adopted The Company's consolidated financial statements have been prepared and are being presented in accordance with and in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties. The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying Fibria's accounting policies. The areas involving a 14 of 92

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3. (b) Approval of the financial statements The consolidated financial statements were approved by the Board of Directors and Fibria’s Management on February 21, 2019. 2.2 Consolidation 2.2.1 Consolidated financial statements Intercompany transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of a loss in value (impairment) of the asset transferred. Accounting policies of subsidiaries have been modified where necessary to ensure consistency with the policies adopted by the Company. (a) Subsidiaries Subsidiaries are all entities (including special-purpose entities) over which Fibria has the power to govern the financial and operating policies of the entity, generally through a majority voting rights. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Fibria controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to Fibria and de-consolidated from the date that control ceases. The exclusive controlled investment fund is consolidated (Pulp Fund). (b) Joint operations Veracel Celulose S.A. ("Veracel"), Asapir Produção Florestal e Comércio Ltda. ("Asapir") and VOTO – Votorantim Overseas Trading Operations IV Limited ("VOTO IV") are joint operations, accordingly, assets, liabilities, revenue and expenses are recognized in relation to the interest in the joint operation. None of the jointly-operated entities have publicly traded shares. The Company does not have any significant restrictions or commitments with regards to its jointly-operated entities. The balance of assets, liabilities and net revenue at December 31, 2018 and 2017 of the jointly-operations are separately presented (Note 17(a)). (c) Associated companies and joint ventures Associates are all entities over which the Company has significant influence but not control or joint control, generally with an ownership percentage between 20% and 50% through voting rights. 15 of 92

Fibria Celulose S.A.

Notes to the consolidated financial statements at December 31, 2018
In thousands of Reais, unless otherwise indicated

Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition.

Currently the Company has a 50% share in the joint venture F&E Technologies LLC, an US incorporated entity.

(d) Subsidiaries and jointly-operated entities

The subsidiaries and jointly-operated entities included in the consolidation are as follows:

	Percentage of total capital			
			2018	2017
	Direct	Indirect	Total	Total
Companies located in Brazil				
Asapir (i)	50		50	50
Fibria Terminais Portuários S.A.	100		100	100
Fibria Terminal de Celulose de Santos SPE S.A.	100		100	100
F&E Participações Ltda.	100		100	100
F&E Tecnologia do Brasil S.A.		100	100	100
Portocel	51		51	51
Projetos Especiais e Investimentos S.A.	100		100	100
Veracel (i)	50		50	50
Companies located abroad				
Fibria Celulose (USA) Inc.	100		100	100
Fibria Innovations Inc.	100		100	100
Fibria International Trade GmbH	100		100	100
Fibria Overseas Finance Ltd.	100		100	100
Fibria Overseas Holding KFT.	100		100	100
Fibria Trading International KFT.	48.3	51.7	100	100
VOTO IV (i)	50		50	50

(i) Jointly-operated entities, as detailed in Note 2.2.2 (b).

2.3 Segregation of assets and liabilities between current and non-current

Current assets or liabilities are those for which expectation for realization or disbursement is no more than 12 months after the balance sheet date.

2.4 Foreign currency translation

(a) Functional and presentation currency

The Brazilian Real ("Real", "Reais" or "R$") is the functional and presentation currency of the Company.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or the date of valuation when re-measured. Foreign exchange gains and losses

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Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are presented as “Foreign exchange gain (loss) and indexation charges, net” in the Statement of profit or loss. 2.5 Cash and cash equivalents Cash and cash equivalents include cash, bank deposits, and highly liquid short-term investments, which have original maturities up to 90 days and are readily convertible into a known amount of cash and subject to an immaterial risk of change in value. 2.6 Financial assets The Company adopted IFRS 9 - Financial Instruments as of January 1st, 2018, which resulted in changes in accounting policies, however, there was no material impact or adjustments due to the new standard. 2.6.1 Classification, recognition and measurement The Company classifies its financial assets in the following categories: (a) amortized cost, (b) at fair value through other comprehensive income and (c) at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired. Regular purchases and sales of financial assets are recognized on the trade date – the date on which Fibria commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred but only if Fibria has transferred substantially all risks and rewards of ownership. (a) Financial assets at amortized cost Financial assets at amortized cost are financial assets held by the Company (i) in order to receive their contractual cash flow and not to sell to realization a profit or loss and (ii) whose contractual terms give rise, on specified dates, to cash flows that exclusively, payments of principal and interest on the principal amount outstanding. It includes the balance of cash and cash equivalents, trade accounts receivable, other assets and marketable securities, for investments in agrarian debt securities. Any changes are recognized in income statement under "Financial income" or "Financial expenses", depending on the outcome. (b) Financial assets at fair value through other comprehensive income Financial assets at fair value through other comprehensive income are financial assets held by the Company (i) either to receive their contractual cash flow as the for sale with realization of profit or loss and (ii) whose contractual terms give rise on specified dates, to cash flows constituting, exclusively, payments of principal and interest on the principal amount outstanding. In addition, investments in equity instruments where, on initial recognition, the Company elected to present subsequent changes in its fair value to other comprehensive income, are classified in this category. 17 of 92

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated This category includes the balance of other investments. Any changes are recognized in the income statement under "Financial income" or "Financial expenses", depending on the result, except for the fair value of investments in equity instruments that are recognized in other comprehensive income. (c) Financial assets at fair value through profit or loss Financial assets at fair value through profit or loss are either designated in this category or not classified in any of the other categories. Financial assets at fair value through profit or loss are the balance of derivative financial instruments, including embedded derivatives, stock options and other securities. Any changes are recognized in the income statement under "Financial income" or "Financial expenses", depending on its outcome, not derivative instruments and, under "Income from derivative financial instruments", for derivative instruments. 2.6.2 Offsetting financial instruments Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. 2.6.3 Impairment of financial assets (a) Assets carried at amortized cost The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired only if there is objective evidence of an impairment as a result of one or more events that occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The criteria that the Company uses to determine whether there is objective evidence of an impairment loss include: . significant financial difficulty of the issuer or debtor; . a breach of contract, such as a default or delinquency in interest or principal payments; . where Fibria, for economic or legal reasons relating to the borrower's financial difficulty, grants to the borrower a concession that the lender would not otherwise receive; . it becomes probable that the borrower will enter bankruptcy or other financial reorganization; . the disappearance of an active market for that financial asset because of financial difficulties; . observable data indicating that there is a measurable decrease in the estimated future cash flows from a 18 of 92

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio. The amount of an impairment loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. If the financial asset is impaired the carrying amount of the asset is reduced and a loss is recognized in the Statement of profit or loss. If, in a subsequent period, the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor's credit rating), the reversal of the previously recognized impairment loss is recognized in the Statement of profit or loss. (b) Financial assets at fair value through other comprehensive income The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of financial assets at fair value through other comprehensive income, a significant or prolonged decline in the fair value of the equity below its cost is also evidence that the assets are impaired. If any such evidence exists for financial assets at fair value through other comprehensive income, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized other comprehensive income – will be recognized in profit or loss. 2.7 Derivative financial instruments and hedging activities Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. Changes in fair value are recorded in “Result of derivative financial instruments” in the Statement of profit or loss. Embedded derivatives in non-derivative host contracts are required to be separated when their risks and characteristics are not-closely related to those of host contracts and these are not measured at fair value through profit or loss. Non-option embedded derivative are separated from the host contracts in accordance with its stated or implied substantive terms, so that they have zero fair value on initial recognition. Even though the Company uses derivatives to mitigate risks, hedge accounting has not been applied in the periods presented. The fair value of derivative instruments is disclosed in Note 11. 2.8 Trade accounts receivable Trade accounts receivable correspond to the amounts receivable from sales made in the course of the Company's normal business, less a provision for impairment, if necessary. The calculation of the provision is based on a reasonable estimate to cover expected probable losses on the realization of receivables, considering the situation of each customer and the respective guarantees. We have no historical losses on accounts receivable from our sales of pulp and, for this reason, there is no 19 of 92

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated indication of the need to recognize a provision for estimated credit losses for our accounts receivable. Even though, our Treasury Department examines on a monthly basis the maturity of receivables from domestic and foreign customers and identifies those customers with overdue balances assessing the specific situation of each client including the risk of loss, the existence of contracted insurance, letters of credit, collateral and the customer’s financial situation and the legal processes in the event of execution. As a result of this analysis management determines the amount to be recorded as an impairment. The recognition and reversal of a provision for trade receivables is recorded as "Selling expenses" in the Statement of profit or loss. 2.9 Inventory Inventory is stated at the lower of average purchase or production cost and the net realizable value. Finished products and work-in-process consist of raw materials, direct labor, other direct costs and general production expenses. The raw materials derived from biological assets are measured based on their fair value less cost to sell at the point of harvest, when transferred from biological assets to inventory. Imports in transit are stated at the accumulated cost of each import. The net realizable value is the estimated sales price in the normal course of business, less selling expenses. 2.10 Current and deferred income tax and social contribution Taxes on income comprise current and deferred tax. Tax is recognized in the Statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income. In this case the tax is recognized directly in shareholders' equity in other comprehensive income. The current income tax charge is calculated based on the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by Fibria and it is probable that the temporary difference will not be reversed in the foreseeable future. 20 of 92

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity. 2.11 Intangible assets (a) Goodwill Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the Company's interest in the net fair value of identifiable assets, liabilities and contingent liabilities acquired and the fair value of the non-controlling interest in the acquired. Goodwill is recorded in intangible assets. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. An impairment charge is recognized immediately as an expense and is not subsequently reversed. Gains and losses on sale of subsidiaries include the accounting value of the goodwill related to the subsidiary sold. Goodwill is allocated to Cash Generating Units (“CGUs”) or groups of CGUs. The allocation is made to the CGUs or group of CGUs which will benefit/from the business combination originating the goodwill. Each CGU or group of CGUs to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. (b) Database The database represents the technical knowledge accumulated over several years and the database of forestry and industrial technologies originating from the Aracruz Celulose S.A. (“Aracruz”) acquisition. These assets are the bases for improvements in the productivity per hectare of eucalyptus and also in the industrial process of pulp production. The database was recognized at fair value at the acquisition date; it has a definite useful life and is recorded at cost less accumulated amortization. The amortization is calculated on a straight-line basis, at the annual rate of 10%, and recorded in the Statement of profit or loss in "Other operating income and expense". (c) Relationship with suppliers This relates to the contracts that the Company has for the supply of chemical products, arising from the Aracruz acquisition. This asset was recorded at fair value on the acquisition date, it has a definite useful life and is subsequently recorded at cost less accumulated amortization. Amortization is calculated on a straight-line basis, at the annual rates of 6.3%. (d) Development and implementation of systems (software) The costs directly attributable to the development and testing of identifiable and unique software, controlled by Fibria, are recognized as intangible assets when the following criteria are met: (i) it is technically feasible to 21 of 92

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated complete the software for it to be available for use; (ii) management intends to complete the software and use or sell it; (iii) there is an ability to use or sell the software product; (iv) it will provide probable future benefits that can be demonstrated; (v) suitable technical, financial and other resources are available to conclude its development and to use or sell it; (vi) the attributable expenditure during its development can be reliably measured. Software development costs are amortized over their estimated useful lives at an annual rate of 20%. 2.12 Property, plant and equipment Property, plant and equipment are stated at cost and depreciated on a straight-line basis, in accordance with the estimated economic useful lives of the related assets. Annual depreciation rates are described in Note 19. Land is not depreciated. The cost of major renovations is capitalized if the future economic benefits exceed the performance standard initially estimated for the asset. Renovations are depreciated over the remaining useful life of the related asset. Repairs and maintenance are expensed when incurred. Loans and financing costs are capitalized during the period necessary to execute and prepare the asset for its intended use (Note 19). The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year. An asset's book value is immediately written down to its recoverable amount if it is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the proceeds with the book value and are recognized as "Other operating income and expense" in the Statement of profit or loss. 2.13 Leases At the inception of an agreement the Company determines whether a contract or set of contracts is or contains a lease when: (i) the performance of the contract is dependent upon the use of that specified asset and, (ii) the contract gives the Company the right of use of the asset. Leases of property, plant and equipment in which the Company assumes substantially all the risks and benefits of ownership are classified as finance leases. Finance leases are recorded as a financed purchase, initially recognized as property, plant and equipment with a corresponding leasing liability. Leases in which substantially all of the ownership risks and benefits are retained by the lessor are classified as operating leases. The minimum payments for operating leases (net of any incentives received from the lessor) are expensed on the straight-line method over the lease term. The contingent values of payment (those that are not a fixed amount but are based in the future amount of a factor such as volume of standing timber) are accounted in the periods where they are incurred. 22 of 92

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated Operational leases are recognized in profit and loss except for those related to land leased for forest plantations which are capitalized as part of the cost of biological assets. 2.14 Biological assets Biological assets are measured semi-annually (June and December) at fair value, net of estimated costs to sell. Depletion is calculated based on the total volume harvested. The fair value of the biological assets is estimated by Company’s management and the counter entry of the valuation is recorded in “Other operating income and expense”. Biological assets consist of eucalyptus forests exclusively from renewable plantations and intended for the production of bleached pulp. The cycle of harvesting following replanting occurs between six and seven years. 2.15 Business combination Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured by the sum of consideration transferred, measured at fair value on the acquisition date. The costs directly attributable to the acquisition are recorded as expense when incurred. Initially, the goodwill is measured as the surplus of the consideration transferred in relation to the net assets acquired at fair value. After initial recognition, the goodwill is measured at cost, less any accumulated impairment. 2.16 Impairment of non-financial assets other than goodwill Assets that are subject to amortization are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date. 2.17 Trade payables Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers and are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. In practice, they are usually recognized at the invoiced amount. 2.18 Loans and financing Loans and financing are initially recognized at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the proceeds and the redemption value is recognized in the Statement of profit or loss over the period of the loans and financing using the effective interest rate method. The premium paid in the repurchase of Bonds are presented as financing activities in the Statement of Cash Flows, when applicable. 23 of 92

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated 2.19 Employee benefits (a) Pension obligations The Company participates in pension plans, managed by a private pension entity, which provide post-employment benefits to employees, under defined contribution plans to which the Company pays fixed contributions and for which it has no legal liability to make additional contributions if the fund does not have sufficient assets to honor the benefits due to employees for service in the current and prior periods. Contributions represent net costs and are recorded in the Statement of profit or loss in the period in which they are due. (b) Health care (post-retirement) Some of Fibria’s subsidiaries used to provide post-retirement health care benefits in the form of a lifetime benefit to a specific group of employees which has since been discontinued and closed to new participants from July 2007. The liability related to the health care plan for retired employees is stated at the present value of the obligation. Management’s estimate of the defined benefit obligation is calculated annually together with independent qualified actuaries. The present value of the defined benefit obligation is determined through discounted future cash outflows (Note 30(c)). Changes in the present value of the liabilities of the plan regarding the interest accrued are immediately recognized in the Statement of profit or loss. Actuarial gains and losses are recognized directly in “Other comprehensive income”. (c) Profit-sharing and bonus plans As from 2015, the provisions for bonuses and profit-sharing programs are calculated based on qualitative and quantitative targets established by management and are recorded with a charge to the Statement of profit or loss under “Other operating income and expense”. (d) Share-based compensation (i) Phantom Share Plan The Company offered a compensation plan in which the amount of the benefit was determined based on changes in the quoted market price of its shares, based on a predetermined floor price and an established measurement date. The plan consisted of cash payments, not involving the issue and/or delivery of shares for purposes of the plan. The Company's CEO, statutory and non-statutory officers and the general managers were eligible for the plan. The provisions were recorded with a charge to the Statement of profit or loss under “Other operating income and expense”, based on the fair value of the benefits granted and the vesting period. The fair value of this liability was re-measured at each reporting period. 24 of 92

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated (ii) Stock Options Plan The Company operated an equity-settled arrangement under which it received services from employees as consideration for equity instruments (stock options) of the Company. The fair value of the employee services received in exchange for the grant of the options was recognized in the Statement of profit or loss under “Other operating income (expenses), net”, against to the capital reserve. The Company's CEO, statutory and non-statutory officers and general managers were eligible for the plan. The total amount expensed was determined by reference to the fair value of the options granted, including any market performance conditions and the impact of any non-vesting conditions and excluding the impact of any service and non-market performance vesting conditions. Non-market performance and service conditions include assumptions about the number of options that were expected to vest. The total expense is recognized over the vesting period, which was the period over which all of the specified vesting conditions were satisfied. At the end of each reporting period, the Company revised its estimates of the number of options that are expected to vest based on the non-market vesting conditions. If necessary, we recognized the impact of the revision to original estimates in the Statement of profit or loss, with a corresponding adjustment to shareholders’ equity. The assumptions and model used to estimate the fair value of share-based compensation plans are presented in Note 31(ii). 2.20 Contingent assets and liabilities Assets, previously treated as contingent, are recognized only when there is evidence that realization is virtually certain, generally when favorable, final and unappealable court decisions have been obtained and for which the value can be measured. Contingent assets, for which such conditions are not met, are only disclosed in the notes to the financial statements when material. Contingent liabilities are provided to the extent that the Company expects that is probable that it will disburse cash and the amount can be reliably estimated. Tax and civil proceedings are accrued when losses are assessed as probable and the amounts involved can be reliably measured. When the expectation of loss is possible, a description of the processes and amounts involved is disclosed in the notes to the financial statements. Labor proceedings are provisioned based on the historical percentage of disbursements. Tax and civil contingent liabilities assessed as remote losses are neither accrued nor disclosed. 2.21 Asset retirement obligations These primarily relate to future costs for the decommissioning of industrial landfill and related assets. A provision is recorded as a long-term obligation against fixed assets. The provision and the corresponding asset are initially recorded at fair value, based on the present value of estimated cash flows for future cash payments discounted by an adjusted risk-free rate. The long-term obligation accrues interest using a long-term discount rate. The asset is depreciated on a straight-line basis over the useful life of the principal. Depreciation is recorded in the Statement of profit or loss. 25 of 92

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated 2.22 Revenue recognition The Company adopted IFRS 15 - Revenue from Contracts with Clients as of January 1st, 2018, which resulted in changes in accounting policies, however, there was no impact or adjustments due to the new standard. The Company recognizes revenues from contracts with customers as at which the products to customers transfer of control, represented by the ability to determine the use of products and obtain substantially all the remaining benefits from the products. The Company follows the conceptual framework of the standard, based on the five-step model: (1) identification of contracts with customers; (2) identification of performance obligations under contracts; (3) determining the transaction price; (4) allocation of the transaction price to the performance obligation provided for in the contracts and (5) recognition of revenue when the performance obligation is met. The transaction confirmation is based on the parameters provided by the corresponding Incoterms (International Commercial Terms) and credit confirmation to the completion of the transaction. Revenue is the net sales revenue, net of taxes, discounts and returns. (a) Sale of products The recognition of revenue for domestic and export pulp sales is based on the following principles: (i) Domestic market - sales are mainly made on credit. Revenue is recognized when the customer receives the product, whether on the carrier's premises or at its own premises, at which point of control is transferred. (ii) Export market - export orders are normally supplied from third party warehouses located near strategic markets. The export contracts set the transfer of the control based on the Incoterm parameters. 2.23 Financial income Financial income is recognized on an accrual basis, using the effective interest method, and to the extent that realization is probable. 2.24 Dividend distribution Dividend distribution to the Company's shareholders is recognized as a liability based on the Company’s by-laws and in the dividend policy. Any amount that exceeds the minimum mandatory dividend is highlighted in the statement of changes in shareholders’ equity as “Additional dividends proposed” until approval by the shareholders at the general meeting. 26 of 92

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated 2.25 New standards, amendments and interpretations issued by IASB The standards below have been issued and are effective for future periods, as from January 1, 2019. We have not early adopted these standards. 27 of 92 Standard IFRS 16 – Leases Effective date January 1, 2019 Main points introduced by the standard This accounting standard replaces the previous leases standard, IAS 17 Leases, and related interpretations and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customers (‘lessees’) and the suppliers (‘lessor’). Lessees are required to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts, except for certain short-term leases and leases of low-value assets. For lessors, the accounting stays almost the same and continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. Impacts of the adoption The Company will make the transition using the simple modified retrospective approach, in other words, it will apply the requirements of the lease standard to all of its existing contracts on the date of initial application, on January 1st, 2019. Therefore, we will not restate information and balances on a comparative basis. The new standard provides practical expedients whose election is optional; the Company will adopt the following accounting policies in transition: (i) The Company will not reassess whether the agreement is or contains lease at the date of initial application. Instead, will apply IFRS 16 to contracts that were previously identified as a lease, using CPC 06 (IAS 17) and ICPC 03 (IFRIC 4); (ii) The Company intends not to separate non-lease components from leasing components, and then considers them as a single lease component; (iii) The Company will not register contracts with a term greater than 12 months but that, on the date of transition, will end within 12 months of the date of initial application; (iv) The Company will exclude initial direct costs of measuring the right to use asset at the date of initial application; (v) The Company will use hindsight, as in determining the term of the lease, if the agreement contains options to extend or terminate the lease, among others; and (vi) The Company will apply a single discount rate to the lease portfolio with fairly similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment - "portfolios"). Within this context, it is expected that the initial adoption of IFRS 16 will have significantly impact our financial statements and internal processes. The most significant effects relate to: (1) the recognition of new rights-of-use assets and lease liabilities in our balance sheet; (2) significant new disclosures about our leasing activities. Below are the main effects for the Company with the adoption of the standard:

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated There are no other IFRS or IFRIC interpretations that are not yet effective that the Company expects to have a material impact on the Company’s financial position and results of operations. 3 Critical accounting estimates and assumptions The Company makes estimates concerning the future based on assumptions. The resulting accounting estimates will, by definition, seldom equal the related actual results. Management believes that the estimates and assumptions that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are those addressed below. 28 of 92 Standard IFRIC 23 – Uncertainty over income tax treatments Effective date January 1, 2019 Main points introduced by the standard This Interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 – Income Taxes, when there is uncertainty over income tax treatments. In such a circumstance, an entity shall recognize and measure its current or deferred tax asset or liability applying the requirements in IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates determined applying this Interpretation. According to IFRIC 23, the Company needs to consider whether a particular tax treatment is probable, rather than highly likely or certain, to be accepted by the taxation authorities. If the Company determines it is probable that a tax treatment will be accepted, then it will measure its income taxes on that basis. Only if the entity believes the likelihood of acceptance is not probable, would there be an uncertain tax treatment to be addressed by IFRIC 23. The uncertainty needs to be reflected on the measurement to provide a better view over the uncertainty, considering the either (i) most likely amount or (ii) expected value approaches. The interpretation also requires that the Company revaluates its judgements and the estimative applied in case of changes on facts and circumstances, such as: results of inspection by the tax authorities, changes in the taxes rules or when there is expiration on the right of a tax authority to contest a tax treatment. Impacts of the adoption We evaluated the Interpretation and its tax treatment currently adopted for the calculation of the income taxes and concluded that there is no impact for the adoption of this Interpretation that must be reflected either on the financial statements or on the recognition and measurement of uncertainty over income tax treatments. - Recognition of additional operating liabilities in approximately R$ 2.8 billion (net of the tax credits related to Social Integration Program (PIS) and Social Contribution on Revenue (COFINS)), in consideration for the recognition of rights-of-use assets. The amounts reflect the present value of the remaining minimum lease payments on existing operating leases; - We will adopt recognition exemption for short term and low value contracts.

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated (a) Deferred tax assets and deferred tax liabilities The Company recognizes deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, our deferred tax asset could be reduced and, then the effective tax rate would increase. The Company has had a history of recurring taxable income, which has recently been offset by net operating loss carryforward assets. The Company’s management believes, based on projections of income approved at the appropriate levels, that it is probable the deferred tax asset will be fully realized. (b) Employee benefits The current value of the obligations under the healthcare plan depends on a number of factors that are determined based on actuarial calculations using various assumptions. The discount rate is one of the assumptions used in determining the net cost (revenue) of the actuarial obligations due, which is based on returns offered by Brazilian Government Bonds, which are denominated in the currency in which the benefits will be paid and that have terms to maturity similar to the terms of the obligations of the healthcare plan (Note 30). The liability for share-based compensation regarding to Phantom Share Plan was recorded at its estimated fair value which was calculated by the Company using the closing price of the Company’s share. The fair value of each option granted under the Stock Option plan was estimated at the grant date based on the Black & Scholes option pricing model. Any changes in the assumptions used for calculating the liability would affect the amount recorded at the balance sheet date. (c) Fair value of derivatives and other financial instruments The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Fibria uses judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. The Company also uses its judgment to define scenarios and the assumptions for sensitivity analyses (Note 5). Any changes to the assumptions used for calculations involving the fair value of financial instruments could significantly affect the financial position of the Company. (d) Biological assets The calculation of the fair value of biological assets takes into consideration various assumptions which require a high degree of judgment. Any changes in these assumptions, would have an impact on the discounted cash flow result, resulting in an appreciation or devaluation of these assets (Note 18). 29 of 92

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated The main assumptions used by Management to calculate the fair value of the biological assets and the correlation between changes in such premises and the fair value of the biological assets, are described as follows: Actual planted area (hectare) Increase of the premise, increase the fair value Net average sale price - R$/m3 Increase of the premise, increase the fair value Discount rate - % Increase of the premise, decrease the fair value For the assumption called "actual planted area", we consider that the immature forests (up to two years from the date of planting) are maintained at historical cost, as a result of the Management's understanding that during this period, the historical cost of biological assets approximates their fair value. The assumption regarding the “net average sale price” of biological assets (measured in R$/m³) is supported only in market prices research, in order to maximize the usage of external and independent data to measure the fair value of the forests. (e) Review of the useful lives and recoverability of long-lived assets The Company reviews its long-lived assets to be held and used in its activities for impairment. Whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of future cash flows. The Company reduces the net book value if the carrying amount exceeds the recoverable amount (Note 37(a)). (f) Contingent assets, contingent liabilities and legal obligations The Company is currently involved in certain labor, civil and tax proceedings. The provision for legal proceeds is recorded based on Management's evaluation and on the advice of internal and external legal counsel, and are subject to a high level of judgment (Note 25). (g) Goodwill impairment The Company performs impairment tests at least annually, or more frequently when events or changes in circumstances may indicate that the carrying amount of cash-generating units to which goodwill has been allocated might not be recoverable (Note 2.16). The recoverable amount of CGUs is determined based on calculations of the value in use, which involves significant estimates (Note 37(b)). 4 Risk management The Company's activities expose it to a variety of risks. Management classifies the risks inherent to its business in the following categories: (a) Financial risks - corresponds to inadequate cash management, use of resource in new operations, risks with 30 of 92 Remuneration of own contributory assets - %Increase of the premise, decrease the fair value Average annual growth (IMA) - m3/hectareIncrease of the premise, increase the fair value Assumptions usedImpact on fair value of the biological assets

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated greater complexity and/or high risk (items 4.2.1(a), 4.2.1(b) and 4.2.1(c)). (b) Compliance risk - corresponds to legal or regulatory penalties, financial losses or reputational damage that the Company may face due to regulatory noncompliance and include social and environmental, labor and tax risk assessments. (c) Operational risk - results from the lack of consistency or adequacy of information systems, processing and operational controls, asset management failures, or cash flow management, or from potential frauds that affect the activities of the Company. (d) Strategic risk - results from internal and external events that affect the reputation and sustainability of the Company, such as the risks related to the lack of capability or ability by the Company in response to changes that can impact the achievement of the strategic subjects. 4.1 Social and environmental risks (a) Risks associated with climate changes Our activities are exposed to the potential effects of climate changes, which may affect the equilibrium of the ecosystems, the productivity of the forest and the availability of water and energy. Fibria manages and operates its forest and industrial activities through the adoption of controls and monitoring tools, such as agronomic studies, genetic improvement for the production of eucalyptus that contemplate genetic modifications to adapt to different climatic conditions, monitoring of water consumption in forested areas, among others. (b) Environmental risks (i) Management of water resources - Fibria constantly monitors the situation in the watersheds where it operates with respect to water quantity and quality that might affect the Company's forest management. Use of water by the industrial plants is governed by the environmental legislation of each location and the licensing requirements of each plant. All our facilities operate under proper and valid licenses. (ii) Forest protection - protection of the forests against pests, disease, weeds and fires is based on a strategy involving continuous cycles of prevention, monitoring and control. The Company has ongoing efforts to select and plant increasingly resistant plant strains, and is also concerned with preserving an ecological balance and acquiring know-how to improve its forest management. (iii) Biodiversity - the Company's forestry activities are licensed by the relevant regulatory bodies and socio-environmental planning activities are performed. Areas of native forest species are interspersed with eucalyptus plantations. Fibria strives to maintain its protected areas to conform to the Legal Reserves, Permanent Preservation Areas (APPs) and Private Natural Heritage Reserves (RPPNs) through the protection, restoration, management and integration of those areas with its forest activities. The Company also seeks to minimize external and degradation elements that may affect these areas. (iv) Waste - Fibria is undertaking efforts to recycle pulp production waste by transforming them in products that can be used in the forestry area. This practice generates both environmental and economic benefits, with reduction 31 of 92

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated in disposal of waste in landfills and replacing supplies with recycled waste in the silviculture operations. (c) Impacts on communities Fibria is committed to support communities with different economic, social and cultural backgrounds, which are affected positively or negatively and in different degrees, by the cultivation of eucalyptus trees. In order to maintain a healthy relationship with all communities, the Company has developed a plan to monitor these neighboring populations and classified them based on their degree of relationship with the Company. The relationship model has been implemented in all the forestry operations with respect to the silviculture and harvest activities. (d) Contracting with suppliers In order to mitigate the risk of our suppliers hiring child or forced labor, we require suppliers to provide a formal confirmation with respect to this matter. Two other mandatory requirements to engage our suppliers are compliance with the environmental policies of Fibria and with the criteria for safe transportation (Safe Road Program). All contracts with suppliers and other business partners incorporate our Code of Conduct or refer to it. The Code reinforces the prohibition of discriminatory practices or violation of existing legislation. The process to certify approval of suppliers is renewed every two years. 4.2 Financial risks 4.2.1 Factors of financial risks Fibria's activities expose it to a number of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk, price risk and commodity price risk), credit risk and liquidity risk. The majority of sales are denominated in U.S. Dollars, while costs/expenses are predominantly incurred in Reais. Accordingly, there is a currency mismatch between costs/expenses and revenues. Our overall risk management program focuses on minimizing, mitigating or transferring exposures to market risks. In this context, derivatives are used exclusively for economic hedge purposes as follows: (i) cash flow hedge against currency mismatching; (ii) cash flow hedge of debt and interest payments against interest and exchange rate volatility; and (iii) hedge against volatility in the price of pulp or other risk factors. The execution of the operations to mitigate market risks is carried out by a central Treasury department following policies approved by the Board of Directors. The control of risks and monitoring of compliance with the policies is performed by the General Governance, Risks and Compliance (“GRC”) department, which reports directly to the CEO and to the Finance Committee (an advisory committee to the Board of Directors) and is sufficiently independent to report non-compliance with the policies, to measure and assess market risks. The GRC department monitors all market risk exposures and ensures compliance with our policies. The Treasury department identifies, evaluates and hedges financial risks following the policies established. The Board of Directors reviews on an annual basis the policies and principles for the overall risk management, definition of the areas involved, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity. 32 of 92

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated Policies for the use of derivative financial instruments On August 31, 2017, the Company's Board of Directors approved the revision of the Market Risk Management Policy. The use of derivative financial instruments should follow such policy. The use of derivative financial instruments is, in the view of management, conservative. Every derivative contracted should be matched to an underlying risk, generated by a hedged item which in turn results from operational transactions that expose the Company to risks related to changes in the price of commodities or risks arising from debt. Accordingly, derivative transactions are only permitted if related to an existing exposure (hedge); leveraged financial instruments are not allowed. (a) Market risk This is related to changes in prices or rates including interest rates, exchange rates and commodities prices. These changes may affect the expected return of an investment, a financial investment, revenue from probable sales, the cash flow and fair value of principal and interest on loans. Indicators and an internal assessment tool were developed to measure these risks. An internal tool was also developed to assess the impacts of stressed scenarios and to perform sensitivity analysis and analysis of gaps. (i) Foreign exchange risk The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, mainly with respect to the U.S. Dollar. The Company's financial policy establishes that the purpose of its operations with derivatives is to reduce costs, mitigate cash flows volatility, hedge foreign exchange exposure and avoid currency mismatches. The following table presents the carrying amount of the assets and liabilities denominated in U.S. Dollars: Assets in foreign currency Trade accounts receivable (Note 12) 1,036,794 1,042,107 2,620,663 4,625,348 Liabilities in foreign currency Trade payables (Note 24) 2,537,013 1,541,247 The Company calculates its net exposure to each risk factor. When the risk factor is an exposure to the U.S. Dollar or Euro, maximum hedge limits are determined for exposure of up to 24 months. Hedging the exposure of 33 of 92 Liability exposure12,193,3957,710,874 14,814,05812,336,222 Derivative financial instruments116,02299,279 Loans and financing (Note 23)12,161,02310,695,696 Cash and cash equivalents1,583,8693,583,241 20182017

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated transactions for periods between 19 and 24 months requires a recommendation by the Finance Committee. The Company's exposure to foreign currency generates market risks associated with changes in the exchange rates. Liabilities in foreign currency include loans obtained, mainly, in U.S. Dollars. The majority of the Company's sales abroad are denominated in U.S. Dollars, while the sales of pulp in Brazil are in Reais. Accordingly, the Company's liabilities act as a natural hedge for currency exposure in relation to export revenue, mitigating the mismatch between assets and liabilities over the long term. (ii) Cash flow and fair value interest rate risk As Fibria has no significant interest-bearing assets (except for the balances of marketable securities), its net income and operating cash flows are substantially independent of changes in market interest rates on such assets. Interest rates risk from loans and financing contracted at variable interest rates exposes the Company to cash flow risk. Loans and financing contracted at fixed rates expose Fibria to fair value interest rate risk. The Company shall evaluate on an annual basis the optimal percentage between fixed-rate debts and debts with floating rates. This review will be made by the Treasury department and GRC department, who will report annually the results to the Finance Committee. The Chief Financial Officer and Investor Relations Officer is responsible for evaluating the hedging strategy of interest rate and inflation, considering the results of evaluation of the optimal percentage and market factors. Given Libor's risk of extinction over the next few years, the Company has actively negotiating its contracts with clauses that envisage the discontinuation of the interest rate. The majority of the debt already has some clause of substitution of the rate by a reference index or interest rate equivalent. For the contracts that do not present a specification, there is a clause of renegotiation between the parties. Over the next few years, until Libor expires, the Company will actively work to reflect an equivalent replacement rate in all of its contracts. (iii) Commodity price risk This risk is related to the volatility in the price of pulp, which is considered a commodity. Prices fluctuate depending on demand, productive capacity, inventories, commercial strategies adopted by the major forestry companies, paper producers, and availability of substitutes for these products in the market. This risk is managed through different strategies. The Company has a specialized team, which continuously monitors the price of pulp and analyses future trends, adjusting Fibria's estimates, in order to assist in the process of taking preventive actions to best deal with the various scenarios. There is no liquidity in the market to sufficiently mitigate a substantive portion of the risk to which Fibria's operations are exposed. Pulp price derivatives available in the market are characterized by their low liquidity and volume and as a result prices may be subject to significant distortion. Currently, the Company executes no derivatives to hedge against the fluctuation of the pulp price. 34 of 92

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated (b) Credit risk Credit risk is the risk of one counterparty failing to discharge its obligation. For every type of credit exposure and type of agreement a specific model is developed in order to evaluate the risks, identifying the exposure and performing sensitivity analysis of credit limits. A monthly report is prepared by the Governance, Risk and Compliance department quantifying credit risk exposure arising from all Fibria relationships. Credit risk is managed on a consolidated basis. Credit risk arises from cash equivalents (including bank deposits), derivative financial instruments, instruments recorded under marketable securities (Brazilian Federal Government securities, Bank Deposit Certificates (CDBs), Fixed Income Box (CDB Box), reverse repurchase agreements), letters of credit, insurance companies, customers (considering the payment terms agreed), suppliers (with respect to advances made for new projects) and others. The analysis of customers and insurer credit is performed monthly by the Treasury department, as well as the suppliers (for advances for new projects), which is performed on demand. (i) Banks and financial institutions Quantitative measures of credit risk were developed for exposures with banks and financial institutions (investments, current accounts and derivative financial instruments). The expected value of the exposure "Expected Credit Exposure (ECE)" and the worst case expected exposure "Worst Credit Exposure (WCE)" of all exposures with counterparties are measured (Note 8). i) If the Company decides working with private issuers that have more than one rating assessment, the median of the rating classifications will be considered if three risks rating are available and, the lower rating classification if two credit rating are available, issued by the following rating agencies: Fitch, Moody's and Standard & Poor's. ii) The rating required for the counterparties at the local level (Brazil), is "A" (or "A2") or "BBB+" (or "Baa1) at the global level. iii) Any private counterpart must have lonely concentration of, more than 25% of the resources under management for the Company and its Brazilians subsidiaries and, more than 27.5% for the foreign subsidiaries. (ii) Clients and advance to suppliers In the case of credit risk arising from customer credit exposure, Fibria assesses, through the Credit Committee, the credit quality of the customer, taking into account mainly past experience and defines individual credit limits, which are continuously monitored. Fibria’s major customers are large highly-rated companies most of which have had a relationship with the Company for over 20 years, reducing the credit risk. Credit analyses are performed on a regular basis and when considered necessary, and letters of credit or credit insurance coverage is obtained to protect the Company. The majority of export sales to Europe and Asia are covered by letters of credit or credit insurance with the Compagnie Française d' Assurance pour le Commerce Extérieur (COFACE). 35 of 92

Fibria Celulose S.A.

Notes to the consolidated financial statements at December 31, 2018
In thousands of Reais, unless otherwise indicated

The allowance for doubtful accounts is recorded at an amount sufficient to cover expected losses on the collection of trade accounts receivable and charged to "Selling expenses" (Note 12).

(c) Liquidity risk

With respect to liquidity risk, the Company's policy is to maintain balances of cash and financial investments of at least an amount equivalent to the operational cash outflow for the following 12 months plus debt service for a period of 12 months.

Surplus cash is invested in highly-liquid instruments; approved policies allow for a minor portion to be invested in instruments with maturity not exceeding 723 days.

All derivative instruments are over-the-counter derivatives and do not demand post margin deposits as collateral.

The table below presents Fibria's financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and, therefore, differ from the amounts presented in the consolidated balance sheet.

	Less than one year	Between one and two years	Between two and five years	Over five years
At December 31, 2018				
Loans and financing	4,070,304	3,142,459	8,890,066	10,011,753
Derivative financial instruments	139,495	58,414	51,692	
Trade and other payables	3,684,460	18,208	48,585	30,944
	7,894,259	3,219,081	8,990,343	10,042,697
At December 31, 2017				
Loans and financing	2,485,566	2,658,719	8,994,927	9,987,428
Derivative financial instruments	119,473	67,671	169,112	
Trade and other payables	3,235,427	63,431	50,189	45,452
	5,840,466	2,789,821	9,214,228	10,032,880

4.2.2 Capital risk management

Management monitors indebtedness on the basis of a consolidated indebtedness ratio. This ratio is calculated as net debt divided by adjusted EBITDA (as defined below). Net debt represents total loans, less cash and cash equivalents and marketable securities and the fair value of derivative financial instruments.

Adjusted EBITDA is defined by the Company as net income before interest, income taxes including social contribution, depreciation and amortization and other items including non-cash fair value adjustments for biological assets.

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Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated The Company aims to maintain a minimum cash balance in order to minimize the risk that cash flow mismatches affect the ability of the Company to meet its commitments. The minimum cash balance is defined as the sum of: (i) the minimum operating cash used during the cash conversion cycle of the Company; plus (ii) the cash needs to meet financial debt obligation (principal and interest) for the next 12 months; and (iii) short-term of income tax and social contribution benefit. In addition, the Company may seek additional liquidity, through revolving credit facilities, to meet the minimum cash balance required by the rating agencies’ methodologies. Fibria's liquidity is mainly monitored through 12-month projected cash flows. Cash flow projections comprise stress tests considering exogenous market risk factors such as changes in foreign exchange rates, interest rates and pulp prices, as well as endogenous factors. Management of debt and liquidity takes into account the contractual financial covenants, maintaining a safety margin in order to avoid breaching these parameters. The Company prioritizes funding in the same currency as its primary source of cash generation, thus seeking a natural currency hedge over the long term for its cash flows. All sources of funds are required to be approved pursuant to internal policies and procedures. Treasury is responsible for developing contingency plans, which should specify all actions to address potential non-compliance. The plans are submitted to the Finance Committee and monitored by all parties involved in this process. The Company continues to focus on actions including reductions in fixed and variable costs, selling expenses, capital expenditure and improvements in working capital. We have also focused on actions that may result in additional liquidity. These actions are intended to maintain the capital structure of the Company, resulting in an improved Net Debt to Adjusted EBITDA ratio. 5 Sensitivity analysis Sensitivity analysis - changes in foreign currency exchange rates The probable scenario is the closing exchange rate at the date of these consolidated financial statement (R$ x USD = 3.8748). As the amounts have already been recognized in the consolidated financial statement, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the U.S. Dollar is deemed to appreciate/depreciate by 25% and 50%, before tax, when compared to the “Probable” scenario: Derivative financial instruments 2,120,100 4,972,446 Cash and cash equivalents 395,967 791,935 37 of 92 Loans and financing3,022,5136,045,027 Impact of an appreciation/depreciation of the Real against the U.S. Dollar on the fair value - absolute amounts Possible (25%)Remote (50%)

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated Sensitivity analysis - changes in interest rates We adopted as the probable scenario the fair value considering the market yield as at December 31, 2018. As the amounts have already been recognized in the consolidated financial statement, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the interest rates are deemed to increase/decrease by 25% and 50%, respectively, before tax, when compared to the “Probable” scenario: Loans and financing Basket of currencies 159 320 Interbank Deposit Certificate (CDI) 4,267 8,467 42,321 95,631 Interbank Deposit Certificate (CDI) Interbank Deposit Certificate (CDI) 12,131 24,136 (a) Only marketable securities indexed to post-fixed rate were considered in the sensitivity analysis above. Sensitivity analysis - changes in the U.S. Consumer Price Index To calculate the “Probable” scenario, we used the US-CPI index at December 31, 2018. The “Probable” scenario was stressed considering an additional increase/decrease of 25% and 50% in the US-CPI for the definition of the scenarios “Possible” and “Remote”, respectively. 6 Fair value estimates The assets and liabilities measured at fair value in the balance sheet are classified based on the following fair value hierarchy Levels: 38 of 92 Embedded derivative in forestry partnership and standing timber supply agreements100,296205,402 Impact of an increase/decrease of US-CPI on the fair value - absolute amounts Possible (25%)Remote (50%) Marketable securities (a) Broad Consumer Price Index - Inflation Rate (IPCA)309,435606,227 Derivative financial instruments Broad Consumer Price Index - Inflation Rate (IPCA)84157 Long-term Interest Rate (TJLP)1,2652,512 LIBOR2,3164,631 Impact of an increase/decrease of the interest rate on the fair value - absolute amounts Possible (25%)Remote (50%)

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated (a) Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities. Only the Brazilian Federal Government securities are classified as Level 1, recognized as marketable securities. (b) Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). (c) Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs). Specific valuation techniques used to calculate the fair value of the assets and liabilities are: . quoted market prices or dealer quotes for similar instruments; . the fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves; . the fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value; . other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining assets and liabilities. . the fair value of future contracts on the inflation rate (such as embedded derivative contained in contracts accounted for as capital leases), based on future inflation rates at the balance sheet date, with the resulting value discounted to present value. 39 of 92

Fibria Celulose S.A.

Notes to the consolidated financial statements at December 31, 2018
In thousands of Reais, unless otherwise indicated

	2018			
	Level 1	Level 2	Level 3	Total
Fair value measurements				
Assets				
At fair value through profit and loss				
Derivative financial instruments (Note 11)		666,177		666,177
Warrant to acquire Ensyn's shares (Note 17(b))			6,219	6,219
Marketable securities (Note 10)	1,441,236	3,047,647		4,488,883
At fair value through other comprehensive income				
Other investments - Ensyn (Note 17(b))			149,703	149,703
Other investments - CelluForce (Note 17(b))			18,379	18,379
Other investments - Spinnova (Note 17(b))			22,195	22,195
Biological asset (Note 18) (*)			4,579,526	4,579,526
Total assets	1,441,236	3,713,824	4,776,022	9,931,082
Liabilities				
At fair value through profit and loss				
Derivative financial instruments (Note 11)		(402,692)		(402,692)
Total liabilities		(402,692)		(402,692)

40 of 92

Fibria Celulose S.A.

Notes to the consolidated financial statements at December 31, 2018
In thousands of Reais, unless otherwise indicated

				2017
	Level 1	Level 2	Level 3	Total
Fair value measurements				
Assets				
At fair value through profit and loss				
Derivative financial instruments (Note 11)		448,292		448,292
Warrant to acquire Ensyn's shares (Note 17(b))			9,825	9,825
Marketable securities (Note 10)	1,992,707	783,255		2,775,962
At fair value through other comprehensive income				
Other investments - Ensyn (Note 17(b))			105,955	105,955
Other investments - CelluForce (Note 17(b))			13,962	13,962
Other investments - Spinnova (Note 17(b))			19,847	19,847
Biological asset (Note 18) (*)			4,253,008	4,253,008
Total assets	1,992,707	1,231,547	4,402,597	7,626,851
Liabilities				
At fair value through profit and loss				
Derivative financial instruments (Note 11)		(314,090)		(314,090)
Total liabilities		(314,090)		(314,090)

(*) See the changes in the fair value of the biological assets in Note 18.

There were no transfers between Levels 1, 2 and 3 during the years presented.

6.1 Fair value of loans and financing

The fair value of loans and financing, which are measured at amortized cost in the balance sheet, is estimated as follows: (i) bonds, for which fair value is based on the observed quoted price in the market (based on an average of closing prices provided by Bloomberg), and (ii) for the other financial liabilities that do not have a secondary market, or for which the secondary market is not active, fair value is estimated by discounting the future contractual cash flows by current market interest rates, also considering the Company's credit risk. The fair value of loans and financing are classified as Level 2 on the fair value hierarchy, except for fair value of the bonds, that is classified as Level 1. The following table presents the fair value of loans and financing:

41 of 92

Fibria Celulose S.A.

Notes to the consolidated financial statements at December 31, 2018
In thousands of Reais, unless otherwise indicated

	Yield used to discount (*)	2018	2017
Quoted in the secondary market			
In foreign currency			
Bonds - VOTO IV			349,595
Bonds - Fibria Overseas		7,290,521	6,589,506
Estimated based on discounted cash flow			
In foreign currency			
Export credits	LIBOR US$	3,446,934	2,267,818
Export credits (Finnvera)	LIBOR US$	1,470,844	1,356,872
In local currency			
BNDES – TJLP	Brazilian interbank rate (DI 1)	1,938,458	1,908,852
BNDES – Fixed rate	Brazilian interbank rate (DI 1)	45,708	79,226
BNDES – SELIC (i)	Brazilian interbank rate (DI 1)	625,687	385,477
Basket of currencies	Brazilian interbank rate (DI 1)	69,710	481,088
Banco do Nordeste	Brazilian interbank rate (DI 1)		149,189
CRA	Brazilian interbank rate (DI 1)	5,151,213	4,783,841
FINEP	Brazilian interbank rate (DI 1)	492	1,133
FINAME	Brazilian interbank rate (DI 1)		167
NCE in Reais	Brazilian interbank rate (DI 1)	88,244	392,246
FDCO	Brazilian interbank rate (DI 1)	598,800	534,652
		20,726,611	19,279,662

(*) Used to calculate the present value of the loans.

(i) SELIC: Special Clearance and Escrow System is the Brazilian Central Bank's system for performing open market operations in execution of monetary policy.

6.2 Fair value measurement of derivative financial instruments (including embedded derivative)

The Company estimates the fair value of its derivative financial instruments and acknowledges that it may differ from the amounts payable/receivable in the event of early settlement of the instrument. This difference results from factors such as liquidity, spreads or the intention of early settlement from the counterparty, among others. The amounts estimated by management are also compared with the Mark-to-Market (MtM) provided as reference by the banks (counterparties) and with the estimates performed by an independent financial advisor.

A summary of the methodologies used for purposes of determining fair value by type of instrument is presented below.

. Swap contracts - the present value of both the asset and liability components are estimated through the discount of forecasted cash flows using the observed market interest rate for the currency in which the swap is denominated, considering both of Fibria's and the counterpart's credit risk. The only difference is the swap TJLP x US$, where the cash flows of the asset (TJLP) are forecasted for a stable yield, accordingly to the value of the current TJLP, during all period of the swap, issued by the *Banco Nacional de Desenvolvimento Econômico e Social* ("BNDES"). For the cross-currency swaps (BRL x US$) the discount is calculated using the yield of the Dollar coupon (the remuneration, in US Dollar, of the Reais invested in Brazil) and, for the swap of IPCA in local currency, the discount is calculated using the yield of the Brazilian interest rate – future yield of

42 of 92

Fibria Celulose S.A.

Notes to the consolidated financial statements at December 31, 2018
In thousands of Reais, unless otherwise indicated

the CDI. The contract fair value is the difference between the asset and liability.

. Options (Zero Cost Collar) - the fair value was calculated based on the Garman-Kohlhagen model, considering both Fibria's and the counterparty credit risk. Volatility information and interest rates are observable and obtained from B3 exchange information to calculate the fair values.

. Swap US-CPI - the cash flow of the liability position is projected using the yield of the US-CPI index, obtained through the implicit rates of US securities indexed to inflation (TIPS), disclosed by Bloomberg. The cash flow of the asset position is projected using the fixed rate implicit in the embedded derivative instrument. The fair value of the embedded derivative instrument is the present value of the difference between both positions.

The yield curves used to calculate the fair value in December 31, 2018, are as follows:

Interest rate curves					
	Brazil		United States		Dollar coupon
Term	Rate (p.a.) - %	Term	Rate (p.a.) - %	Term	Rate (p.a.) - %
1M	6.41	1M	2.77	1M	21.01
6M	6.45	6M	2.77	6M	6.65
1Y	6.55	1Y	2.74	1Y	5.21
2Y	7.36	2Y	2.67	2Y	4.51
3Y	8.08	3Y	2.61	3Y	4.25
5Y	8.86	5Y	2.61	5Y	4.19
10Y	9.57	10Y	2.75	10Y	4.39

43 of 92

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated 7 Financial instruments by category At amortized cost Trade accounts receivable (Note 12) 1,325,324 1,193,157 Other 321,806 308,442 3,442,029 5,559,032 At fair value through profit and loss Warrant to acquire Ensyn's shares (Note 17(b)) 6,219 9,825 Other investments - fair value method (Note 17(b)) 190,277 139,764 Liabilities Loans and financing (Note 23) 20,667,096 19,298,563 Derivative financial instruments (Note 11) 402,692 314,090 8 Credit quality of financial assets The credit quality of financial assets may be assessed by reference to external credit ratings (when available) or to historical information about counterparty default rates, analysis of its financial position and information about negative credit events. With respect to credit quality of counterparties that are financial institutions such as amounts recorded in cash and cash equivalents, marketable securities and derivative financial instruments, the Company follows its internal policy as Note 4.2.1(b)(i). 44 of 92 At fair value through profit and loss 24,720,32922,853,464 Trade and other payables4,053,2333,554,901 At amortized cost At fair value through other comprehensive income 5,161,2793,234,079 Marketable securities (Note 10)4,488,8832,775,962 Derivative financial instruments (Note 11)666,177448,292 Marketable securities (Note 10)5,716 Cash and cash equivalents (Note 9)1,794,9004,051,717 Assets 20182017

Fibria Celulose S.A.

Notes to the consolidated financial statements at December 31, 2018
In thousands of Reais, unless otherwise indicated

	2018	2017
Trade accounts receivable		
Counterparties with external credit rating		
AA-	18,050	
A	335,131	120,336
BBB	53,087	2,786
BBB-		67,010
BB+	675	
BB-	11,415	1,373
B+	688	1,310
B	148,295	
CCC-	132,363	
Counterparties without external credit rating		
A - Low risk	195,462	595,924
B - Average risk	315,350	318,846
C - Average to high risk	114,807	85,572
D - High risk		6,425
Total trade accounts receivable (Note 12)	**1,325,323**	**1,199,582**
Cash and cash equivalents and marketable securities		
brAAA	3,752,574	105,023
brAA+	413,008	116,081
brAA	1,005,472	207,419
brAA-	65,208	3,849,892
brA+	20,591	10,271
A+	292,072	918,570
A	288,744	969,753
A-	289,277	579,480
BBB+	154,444	73,965
Other (i)	2,393	2,941
Total cash and cash equivalents and marketable securities (Notes 9 and 10)	**6,283,783**	**6,833,395**
Assets - derivative financial instruments		
brAAA		5,090
brAA+		9,651
brAA-		84,343
brA+	1,864	
A+	51,451	66,147
A-	38,766	59,889
BBB+	51,561	60,078
	143,642	**285,198**

(i) Includes counterparties with no external credit rating from the three main rating agencies.

None of the loans to related parties are past due or impaired.

45 of 92

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated 9 Cash and cash equivalents Cash and banks (i) 2.52 1,334,005 3,239,685 Local currency 100.41 of CDI 189,144 415,377 (i) It includes the balances of our foreign subsidiaries. (ii) Refers mainly to Time Deposits maturing within 90 days (as at December 31, 2017, refers mainly to Overnight maturing within 90 days). 10 Marketable securities In local currency Brazilian Federal Government securities At amortized cost (i) 6 5,716 Private securities (repurchase agreements) - Escrow account (ii) 172,891 162,254 102 of CDI (i) The yield of 6% p.a. refers to the agrarian debt bonds. (ii) The amount will be held in the escrow account and shall be released upon remaining governmental approvals and the fulfilment, by the Company, of other precedent conditions for the conclusion of the Losango Project. 46 of 92 Non-Current172,891162,254 Current4,315,9922,619,424 Marketable securities4,488,8832,781,678 Private securities (repurchase agreements) 100.22 of CDI 2,874,756621,001 At fair value through profit and loss 98.84 of CDI 1,440,8301,990,762 Brazilian Federal provision fund 3.30 4061,945 Average yield p.a.-%20182017 1,794,9004,051,717 Foreign currency (ii)2.51271,751396,655 Fixed-term deposits Average yield p.a. - %20182017

Fibria Celulose S.A.

Notes to the consolidated financial statements at December 31, 2018
In thousands of Reais, unless otherwise indicated

11 Derivative financial instruments (including embedded derivative)

(a) Derivative financial instruments by type

	Reference value (notional) - in U.S Dollars		Fair value	
Type of derivative	2018	2017	2018	2017
Instruments contracted of economic hedge strategy				
Operational hedge				
Cash flow hedges of exports				
Zero cost collar	3,035,000	1,981,000	(8,188)	90,078
Hedges of debts				
Hedges of interest rates				
Swap LIBOR x Fixed (USD)		40,800		1,231
Swap IPCA x CDI (notional in Reais)	1,028,022	1,028,022	133,001	70,387
Hedges of foreign currency				
Swap DI x US$ (USD)	42,500	173,547	(81,492)	(147,359)
Swap Pre x US$ (USD)	17,250	46,829	(26,342)	(43,229)
			16,979	(28,892)
Embedded derivative in forestry partnership and standing timber supply agreements (*)				
Swap of US-CPI	724,041	768,598	246,506	163,094
			263,485	134,202
Classified				
In current assets			210,852	124,340
In non-current assets			455,325	323,952
In current liabilities			(276,407)	(151,571)
In non-current liabilities			(126,285)	(162,519)
			263,485	134,202

(*) The embedded derivative is a swap of the US-CPI changes during the term of the Forestry Partnership and Standing Timber Supply Agreements.

47 of 92

Fibria Celulose S.A.

Notes to the consolidated financial statements at December 31, 2018
In thousands of Reais, unless otherwise indicated

(b) **Derivative financial instruments of economic hedge strategy by type and broken down by nature of the exposure**

		Reference value (notional) - in currency of origin		Fair value	
Type of derivative and protected risk	Currency	2018	2017	2018	2017
Swap contracts - Hedge of debts					
Asset					
LIBOR to fixed	US$		40,800		134,156
Real CDI to USD	R$	86,449	340,618	88,255	579,978
Real Pre to USD	R$	39,208	106,441	38,504	100,983
IPCA to CDI	R$	1,028,022	1,028,022	1,187,166	1,123,400
Liability					
LIBOR to fixed	US$		40,800		(132,925)
Real CDI to USD	US$	42,500	173,547	(169,747)	(727,337)
Real Pre to USD	US$	17,250	46,829	(64,846)	(144,212)
IPCA to CDI	R$	1,028,022	1,028,022	(1,054,165)	(1,053,013)
Total of swap contracts				25,167	(118,970)
Options - Cash flow hedge					
Zero cost collar	US$	3,035,000	1,981,000	(8,188)	90,078
				16,979	(28,892)

(c) **Derivative financial instruments by type of economic hedge strategy contracts**

	Fair value		Value (paid) or received	
Type of derivative	2018	2017	2018	2017
Operational hedge				
Cash flow hedge of exports	(8,188)	90,078	28,608	300,044
Hedge of debts				
Hedge of interest rates	133,001	71,618	(7,721)	(31,530)
Hedge of foreign currency	(107,834)	(190,588)	(237,264)	(146,744)
	16,979	(28,892)	(216,377)	121,770

48 of 92

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated (d) Fair value by maturity date of economic hedge strategy contracts 2020 (45,405) 2022 (17,717) Fair value does not necessarily represent the cash required to immediately settle each contract, as such disbursement will only be made at maturity date of each transaction, when the final settlement amount will be determined. The outstanding contracts at December 31, 2018 are not subject to margin calls or accelerated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (Brazilian clearing house). A description of the types of contracts and risks being hedged: (i) LIBOR versus fixed rate swap The Company has plain-vanilla swaps of quarterly LIBOR versus fixed rates with the objective of hedging debt carrying interest based on LIBOR against any increase in LIBOR. (ii) DI versus U.S. Dollar swap The Company has plain-vanilla swaps of Interbank Deposit (DI) versus the U.S. Dollar with the objective of changing our debt exposure in Reais, subjected to DI into a debt in U.S. Dollars with fixed interest. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows. (iii) Zero cost collar The Company entered into zero cost collar (an option to purchase (put) U.S. Dollars and an option to sell (call) U.S. Dollars) with no leverage, with the objective of protecting our exposure to export sales denominated in U.S. Dollar, with a strike price of the put (floor) and the call (ceiling) results in a floor and cap of the dollar exchange rate. (iv) Pre fixed rates versus U.S. Dollar swap The Company has plain-vanilla swaps to transform fixed interest debt in Reais to a debt in U.S. Dollar with fixed rate. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows. (v) IPCA x CDI swap The Company has plain-vanilla swaps of IPCA versus CDI with the objective of changing our debt exposure in IPCA 49 of 92 2023177,774 16,979 2021(16,697) 2019(80,976) 2018

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated to a debt in percentage of the CDI. The swaps are matched to the related debt with respect to underlying amounts, maturity dates and cash flows. 12 Trade accounts receivable (a) Breakdown of the balance by type of customer Domestic customers 294,476 157,475 The Company performs factoring transactions for certain customers’ receivables where, substantially all risks and rewards related to these receivables are transferred to the counterpart, so that these receivables are derecognized from accounts receivable in the balance sheet. The impact of these factoring transactions on the accounts receivable in the balance sheet as at December 31, 2018, is R$ 3.845.762 (R$ 3,254,015 as at December 31, 2017). (b) Breakdown of the balance by maturity and allowance for doubtful accounts The following table presents a breakdown of trade receivables by maturity: Not past due Two to six months 861,384 829,605 Up to two months 134,531 145,029 Six months to one year 1,357 368 At December 31, 2018, trade accounts receivable of R$ 167,316 (R$ 147,436 at December 31, 2017) were past due but not considered to be impaired. Management has a process to manage collections and does not expect incur any losses on these receivables. The receivables are related to several third party customers for whom there is no recent history of default. 50 of 92 1,325,3231,193,157 Two to six months31,4282,039 Past due Six months to one year40,383 Up to two months296,623175,733 2018 2017 1,325,3231,193,157 Allowance for doubtful accounts(5,947)(6,425) 1,331,2701,199,582 Export customers1,036,7941,042,107 20182017

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated At December 31, 2018, trade accounts receivable of R$ 5,947 (R$ 6,425 at December 31, 2017) were impaired and included in the allowance for doubtful accounts. The accounts receivable reserved for mainly relates to customers under judicial collection with a low expectation of recovery. Changes in the allowance for doubtful accounts are as follows: At the beginning of the year (6,425) (6,683) Provision (67) (c) Main customers In the year ended December 31, 2018, the Company had three customers that represented 42% of the Company's net revenue (46% in 2016 and 49% in 2015). (d) Breakdown of the balance by currency Fibria's trade accounts receivable are denominated in the following currencies: Real (i) 288,529 151,050 (i) Net of the R$ 5,497 (R$ 6,425 as at December 31, 2017) regarding the allowance for doubtful accounts. 13 Inventory Finished goods at plants/warehouses Abroad 2,452,780 728,272 Raw materials 878,080 674,379 Imports in transit 6,326 13,917 (*) Net of R$ 11,117 as at December 31, 2018 (R$ 8,340 as at December 31, 2017) related to the provision for obsolescence of the inventory for maintenance. 51 of 92 4,008,4062,080,403 Supplies(*)250,210184,022 Work in process23,25318,850 Brazil397,757460,963 20182017 1,325,3231,193,157 U.S. Dollar1,036,7941,042,107 20182017 At the end of the year(5,497)(6,425) Reversal478325 20182017

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated 14 Recoverable taxes Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL) 695,775 1,150,492 Tax on Manufactured Products (IPI) 9,683 12,422 Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable 680,503 738,990 Based on the annual budget approved by the Management, the tax credits are expected to be realized as follows: In 2020 671,044 In 2022 58,882 Changes in the provision for impairment of the Company's recoverable taxes are as follows: At the beginning of the year (1,174,762) (1,062,295) Fibria has been accumulating ICMS credits in the States of Espírito Santo, Bahia and Mato Grosso do Sul since its sales are mostly to foreign customers which are exempt from ICMS. The Management revises on a monthly basis the estimates for the realization of such credits and maintain an impairment provision for the full amount for the credits in States of Mato Grosso do Sul, Bahia and Espírito Santo due to the difficulties for its realization. 15 Income taxes The Company and the subsidiaries located in Brazil are taxed based on their taxable income. The subsidiaries located outside of Brazil use methods established by the respective local jurisdictions. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the balance sheet date. 52 of 92 At the end of the year(1,211,109)(1,174,762) Provision for impairment(36,347)(112,467) 20182017 1,484,995 As from 2023426,878 In 202167,359 In 2019260,832 Amount Non-current1,224,1631,868,294 Current260,832272,623 1,484,9952,140,917 Provision for the impairment of ICMS credits(1,211,109)(1,174,762) Credit related to Reintegra Program73,818203,540 Value-added Tax on Sales and Services (ICMS and IPI) on purchases of raw materials and supplies1,236,3251,210,235 20182017

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated The Company still believes in the provisions of the International Double Taxation Treaties signed by Brazil. However, as the decision regarding its applicability is still pending on the Supreme Court (Supremo Tribunal Federal – STF), currently the Company taxes the foreign profits according to the Law 12,973/14. The Law 12,973/14 revoked the article 74 of Provisional Measure 2,158/01. The law determines that the adjustment in the value of the investment, in the direct or indirect controlled company, domiciled abroad, equivalent to its profits before tax, except for the foreign exchange, must be computed in the taxation basis of the corporate income tax and social contribution over profits of the controller company domiciled in Brazil, at the end of the fiscal year. The repatriation of these profits in subsequent years will not be subject to taxation in Brazil. The Company has provisions regarding the Corporate Income Tax of the subsidiaries on an accrual basis. (a) Deferred taxes Tax loss carryforwards (i)(ii) 19,398 172,016 Sundry provisions (impairment, operational and other) (ii) 835,665 621,420 Exchange losses (net) - payable on a cash basis for tax purposes (ii) 915,428 1,016,427 Actuarial gains on medical assistance plan (SEPACO) (ii) 16,124 13,840 Reforestation costs already deducted for tax purposes (166,223) (263,649) Transaction costs and capitalized financing costs (126,131) (126,571) Other provisions (16,611) (8,715) (i) The balance as at December 31, 2018 is presented net of R$355,987 (R$ 329,428 in 2017) related to the provision for impairment for foreign tax losses, as detailed in item (d) below. (ii) Total gross deferred tax assets at December 31, 2018 were R$ 2,136,610, which are expected to be realized as below. Tax loss carryforwards and deferred tax credits from temporary differences are expected to be realized in accordance with the following schedule, based on the Management’s projection of futures taxable profits: 53 of 92 Deferred taxes - asset (net by entity)820,567752,545 Total deferred taxes, net820,567752,545 Tax benefit of goodwill - goodwill not amortized for accounting purposes(805,128)(715,669) Fair values of biological assets (ii)120,04478,313 Provision for tax on investments in foreign-domiciled subsidiaries(112,365)(199,198) Tax amortization of the assets acquired in the business combination - Aracruz (ii)97,30895,575 Results of derivative contracts - payable on a cash basis for tax purposes(89,585)(45,629) Provision for legal proceeds (ii)132,643114,385 20182017

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated In the next 12 months 437,169 In 2021 308,626 In 2023 449,848 Between 2026 to 2027 39,475 Over the next 12 months, the Company expects to realize R$ 175,479 related to deferred tax liabilities. Changes in the net balance of deferred income tax are as follows: At the beginning of the year 752,545 801,275 Temporary differences from provisions 232,503 30,294 Derivative financial instruments taxed on a cash basis (43,956) (39,369) Reforestation costs 97,426 233,652 Fair value of biological assets 41,731 149,161 Transaction costs and capitalized financing costs 440 (46,230) (i) Deferred taxes related to the other comprehensive income. 54 of 92 At the end of the year820,567752,545 Other(7,896)(1,250) Actuarial losses on medical assistance plan (SEPACO)(i)2,284(3,433) Exchange losses (net) taxed on a cash basis(100,999)(395,225) Amortization of goodwill(87,726)(91,350) Provision for tax on investments in foreign-domiciled subsidiaries86,833215,138 Tax loss carryforwards(152,618)(100,118) 20182017 2,136,610 After 2028200,178 Between 2024 to 202555,614 In 2022304,605 In 2020341,095 Amount

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated (b) Reconciliation of taxes on income Taxes paid by foreign subsidiaries 182,015 Befiex credits 275,670 Foreign exchange effects on foreign subsidiaries (i) 76,374 52,631 (314,151) Effective rate - % 19.8 28.8 45.3 (i) Relates to net foreign exchange gains recognized by our foreign subsidiaries that use the Real as the functional currency. As the Real is not used for tax purposes in the foreign country, this net foreign exchange gain is not recognized for tax purposes in the foreign country nor will it be subject to tax in Brazil. (c) Income tax on business combinations The Company has taxable temporary differences associated with a gain on bargain purchase option resulting from the asset exchange with International Paper, for which a deferred tax liability, in the amount of R$ 65,540, was not recognized, since the realization of such gain is under the control of management and there are no plans for realizing such gain in the foreseeable future. Tax goodwill resulting from the acquisition of Aracruz has been attributed to expectation of future profitability and amounts to R$ 43,852, representing a tax benefit for income tax and social contribution of R$ 14,910, to be recognized until February 2019. (d) Recoverability of tax loss carryforwards An impairment was recorded in 2011 of Hungarian Forint HUF 25,752, equivalent to R$ 355,987 as of December 31, 2018, and R$ 329,428 as of December 31, 2017. Changes in the provision for impairment of the Company's foreign tax credits are as follows: At the beginning of the year (329,428) (286,209) 55 of 92 At the end of the year(355,987)(329,428) Exchange loss(26,559)(43,219) 20182017 Income tax and Social Contribution expense for the year(755,894)(442,105)(1,380,051) Other, mainly non-deductible provisions(6,672)(7,686)(21,747) Benefits to directors(10,027)(5,610)(10,975) Credit from Reintegra Program23,82840,5961,924 Equity in results of joint-venture19317(255) Reconciliation to effective expense Income tax and social contribution expense at statutory nominal rate - 34%(1,297,275)(522,053)(1,034,847) Income before tax3,815,5151,535,4493,043,667 201820172016

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated 16 Significant transactions and balances with related parties (a) Related parties Until January 14, 2018, the Company was governed by a Shareholders Agreement entered into between Votorantim S.A., which held 29.42% of our shares, and BNDES Participações S.A. ("BNDESPAR"), a Brazilian Federal Government economic development bank, which held 29.08% of our shares (together the "Controlling shareholders"). The Company's commercial and financial transactions with its subsidiaries, companies of the Votorantim Group and other related parties were made at the prices and defined conditions, amounts, terms and rates described bellow: 56 of 92

Fibria Celulose S.A.

Notes to the consolidated financial statements at December 31, 2018
In thousands of Reais, unless otherwise indicated

(i) Balances recognized in assets and liabilities

		Balances receivable (payable)	
	Nature	2018	2017
Transactions with controlling shareholders			
Votorantim S.A.	Rendering of services	(194)	(2,224)
Votorantim S.A.	Land leases	(196)	(196)
BNDES	Financing	(2,855,647)	(3,045,982)
		(2,856,037)	(3,048,402)
Transactions with Votorantim Group companies			
Votorantim S.A.	Loan		9,924
Votener - Votorantim Comercializadora e Energia	Energy supplier	(3,195)	(1,018)
Banco Votorantim S.A.	Marketable securities	65,208	68,535
Banco Votorantim S.A.	Derivative financial instruments	(5,730)	
Votorantim Cimentos S.A.	Input supplier	(640)	(54)
Votorantim Cimentos S.A.	Land leases		(532)
Votorantim Siderurgia S.A.	Standing wood supplier	(72)	(3,690)
Sitrel - Siderurgia Três Lagoas Ltda.	Land leases	(10)	(10)
Nexa Resources (formerly Vototantim Metais Ltda.)	Chemical products supplier	(543)	(376)
Companhia Brasileira de Alumínio (CBA)	Land leases	(113)	(109)
		54,905	72,670
Net		(2,801,132)	(2,975,732)
Presented in the following lines			
In assets			
Marketable securities		65,208	68,535
Related parties - non-current			9,924
Other assets - current		8,543	3,343
In liabilities			
Loans and financing (Note 23)		(2,855,647)	(3,045,982)
Derivative financial instruments		(5,730)	
Suppliers		(13,506)	(11,552)
		(2,801,132)	(2,975,732)

57 of 92

Fibria Celulose S.A.

Notes to the consolidated financial statements at December 31, 2018
In thousands of Reais, unless otherwise indicated

(ii) Amounts transacted in the year

		Amounts transacted		
	Nature	2018	2017	2016
Transactions with controlling shareholders				
Votorantim S.A.	Rendering of services	(6,492)	(13,212)	(14,201)
Votorantim S.A.	Land leases	(587)	(4,652)	
BNDES	Financing	(214,017)	(241,032)	(35,158)
		(221,096)	(258,896)	(49,359)
Transactions with Votorantim Group Companies				
Votorantim S.A.	Loan		147	(1,937)
Votener - Votorantim Comercializadora de Energia	Energy supplier	87,357	47,031	(16,879)
Banco Votorantim S.A.	Financial investments	5,846	11,254	8,973
Banco Votorantim S.A.	Derivative Financial instruments	(4,428)	(42)	2,703
Banco Votorantim S.A.	Rendering of services			(1,884)
Votorantim CTVM Ltda.	Rendering of services		(183)	(119)
Votorantim Cimentos S.A.	Energy supplier	(330)	13,275	11,045
Votorantim Cimentos S.A.	Input supplier		(312)	(363)
Votorantim Cimentos S.A.	Land leases		(2,404)	
Votorantim Siderurgia S.A.	Standing wood supplier	(1,130)	(24,278)	(9,734)
Sitrel Siderurgia Três Lagoas Ltda.	Energy supplier	2,140	5,781	6,589
Sitrel Siderurgia Três Lagoas Ltda.	Land leases	(128)	(124)	(38)
Pedreira Pedra Negra	Input supplier			(129)
Nexa Resources (formerly Vototantim Metais Ltda.)	Chemical products supplier	(5,217)	(4,567)	(9,402)
Nexa Resources (formerly Vototantim Metais Ltda.)	Energy supplier		(24)	
Companhia Brasileira de Alumínio (CBA)	Land leases	(1,329)	(702)	(961)
		82,781	44,852	(12,136)

(iii) Comments on the main transactions and contracts with related parties

. **Controlling shareholders**

The Company has a contract with Votorantim S.A. related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, personnel, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for an overall remuneration of approximately R$ 11 million and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, Votorantim S.A. provide various services related to technical advice, training, including management improvement programs. These services are also provided to the entire Votorantim Group and the Company reimburses Votorantim S.A. at cost for the charges related to these services.

The Company has financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of

58 of 92

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated financing investments in infrastructure and the acquisition of equipment and machines, as well as the expansion and modernization of its plants (Note 23). . Votorantim Group companies The Company, through its VOTO IV joint-operation had an account receivable of US$ 3,000 thousand with Votorantim S.A., maturing in July 2019. However, was settled in advance the amount approximately of R$ 6.5 million, in October of 2018. The Company has a commitment to purchase energy from Votener - Votorantim Comercializadora de Energia Ltda. to supply our units in Jacareí, Aracruz and Três Lagoas. Since these units already generate their own energy, the contract has the purpose of optimizing the energy matrix, considering that excess energy can be sold and eventual needs are contracted at the market price. These transactions intermediated by Votener can be with entities from Votorantim Group or third parties. The amount to be paid or received upon the sale of energy changes based on plant energy requirements. The total amount contracted is approximately R$ 1,020 for the services of energy to be rendered by Votener, maturing on December 31, 2021. In the event of early termination of the contract, that party is required to pay all obligations incurred up to effective date of termination of the contract. The Company has a marketable security investment with Banco Votorantim in the amount of R$ 47,850, maturing in June 2019 and an average interest rate of 100.3% of the CDI. The subsidiary Portocel has a marketable security investment with Banco Votorantim in the amount of R$ 17,358, maturing in December 2019 and an average annual interest rate of 100.1% of the CDI. The Company contracted derivative instruments with Banco Votorantim S.A. The Shareholders’ Agreement limits the intercompany investments to R$ 200 million for securities and R$ 220 million of notional value for derivative instruments. Votorantim Cimentos has an agreement with the Company for the supply of road construction supplies, such as rock and calcareous rock, in the amount of R$ 444 through May 2019. On December 14, 2017, we signed a cession of rights and obligations agreement with Votorantim Siderurgia for the cession to us of the first cycle of rotation of the eucalyptus forests regarding existing contracts signed with rural producers from the State of Minas Gerais. As a consequence, we agreed with the payment in the amount of R$ 1,789 corresponding to the reimbursement of the value already paid in advance by VS to the rural producers regarding the existing contracts. The payment of 85% was made in December 2017 and the remaining balance will be made up to 20 days after the harvest, expected for the first quarter of 2019. On December 21, 2017, we signed a sale and purchase agreement of eucalyptus forests with Votorantim Siderurgia regarding the first cycle of rotation. As a consequence, we agreed with the payment of R$ 7,070 being that the first payment equivalent to 85% of the total was made in December 2017 and the remaining balance will be made up to 20 days after the harvest, expected for the first quarter of 2019. The Company has an agreement to purchase sulfuric acid from Nexa Resources, in the amount of R$ 17,640, for the supply of 48,000 tons (unaudited) of sulfuric acid until December 31, 2019. The Company has land lease agreements, for approximately 1,673 hectares (unaudited) of planted area, with 59 of 92

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated Companhia Brasileira de Alumínio - CBA, with final maturity in February 2023, amounting R$ 8,521. The Company has land lease agreements, for approximately 255 hectares (unaudited), with Sitrel - Siderurgia Três Lagoas Ltda., with original maturity in September 2031, totaling R$ 1,721. In the years ended December 31, 2018 and 2017, we did not identify any condition that would require the recognition of a provision for impairment on assets involving related parties. (b) Remuneration of officers and directors The remuneration expenses of the Fibria’s officers and directors, including all benefits, are summarized as follows: Benefits to officers and directors (i) 98,839 27,914 22,184 (i) Benefits include fixed compensation, social security contributions to the National Institute of Social Security (INSS) and the variable compensation program. The increase in the amount in 2018, refers to the recognition of the anticipation of the variable compensation programs paid to the officers and directors in the beginning of 2019, due to the corporate reorganization involving the Company and Suzano. Benefits to key management do not include the compensation for the Statutory Audit Committee, Finance, Compensation, Sustainability and Innovation Committees' members of R$ 2,498 for the year ended December 31, 2018 (R$ 1,713 for the year ended December 31, 2017 and R$ 1,154 for the year ended December 31, 2016). The Company does not have any other post-employment plans and does not offer any other benefits, such as additional paid leave for time of service. 60 of 92 101,13530,02813,932 Benefit program - Phantom Share Plan, Stock Options and Stock Option plans2,2962,114(8,252) 201820172016

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated The balances to be paid to the Company’s officers and directors are recorded as follows: Current liability Other payables 4,339 Shareholders’ equity 17 Investments Other investments – at fair value (b) 196,496 149,589 61 of 92 200,381152,905 Investment in associate and joint-venture - equity method3,8853,316 20182017 89,98427,823 Capital reserve6,686 Non-current liability Payroll, profit sharing and related charges89,98416,798 20182017

Fibria Celulose S.A.

Notes to the consolidated financial statements at December 31, 2018
In thousands of Reais, unless otherwise indicated

(a) Selected financial information of subsidiaries and joint-operations

	Total assets		Total liabilities		Net revenue		
	2018	2017	2018	2017	2018	2017	2016
Subsidiaries							
Direct							
Fibria Celulose (USA) Inc.	651,846	459,933	501,739	329,829	3,140,877	2,357,164	2,071,941
Fibria Innovations Inc.	18,596	18,192	1,437	3,272			
Fibria International Trade GmbH	21,935,069	15,357,960	15,723,316	11,560,305	16,288,377	10,510,965	8,368,070
Fibria Overseas Finance Ltd.	7,411,093	6,283,392	7,374,180	6,254,394			
Fibria Overseas Holding KFT.	481	80,868	39	2,865			
Fibria Terminais Portuários S.A.	243	324	30	24	223		
Fibria Terminal de Celulose de Santos SPE S.A.	196,050	181,347	4,215	5,212	36,014		
Fibria Trading International KFT.	418	156,469	160	288			
Fibria-MS (i)						2,087,301	1,740,267
F&E Participações Ltda.	200	200					
Portocel	175,874	197,756	25,179	49,253	145,020	135,523	127,866
Projetos Especiais e Investimentos Ltda.	4,593	4,565	99	136			
Indirect							
F&E Tecnologia do Brasil S.A.	200	200					
Joint-operations (*)							
Asapir	6,927	6,426	2,820	4,307			
Veracel	1,604,806	1,579,413	270,194	243,523	597,103	528,633	509,063
VOTO IV	259,394	549,808		317,132			

(*) Corresponding to our 50% interest.

(i) The subsidiary Fibria-MS was marged by the Company at December 31, 2017, as disclosed in the 2017 annual financial statements.

None of the subsidiaries or the joint-operations entity has publicly traded shares.

The provisions and contingent liabilities related to the entities of the Company are described in Note 25.

Additionally, the Company does not have any significant restriction or commitments regarding to its associates and joint-operations.

(b) Other investments

	Percentage of total capital	2018	2017
Ensyn	14.22	155,922	115,780
CelluForce	8.3	18,379	13,962
Spinnova	18	22,195	19,847
		196,496	149,589

On October 9, 2018, we acquired 176,803 common shares issued by Ensyn Corporation ("Ensyn"), corresponding to approximately 4% of the Ensyn's common shares. The acquisition was settled with the payment in cash in the amount of US$ 5 million (equivalent then to R$ 18,755) plus the delivery for cancellation of 79,027 warrants held by us, in the value of US$ 1.500 thousand on its acquisition date.

62 of 92

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated After the acquisition, we hold 14.22% of Ensyn’s capital and still have certain rights, which, if exercised, would allow us to subscribe an additional US$ 10 million in its capital. We performed an assessment regarding the rights related to these shares and concluded that we do not have significant influence over the investments, and, thus, these investments do not meet the definition of investments in associates. See below the changes in the balance for the year ended December 31: Capital increase - CelluForce 2,963 Fair value of the warrants, recognized in the profit and loss - Ensyn (*) 846 (199) Foreign exchange gains of the shares, recognized in the “Other comprehensive income” 22,369 3,885 (*) The fair value of the warrants was calculated based on the discounted cash flow of the investment, considering the following main assumptions: future currency exchange rate, price of heating oil in the United States, oil gas WTI (West Texas Intermediate) and any relevant change in the business plan of the investment. 63 of 92 At the end of the year196,496149,589 Foreign exchange gains of the warrants, recognized in the profit and loss - Ensyn1,974149 Acquisition of ownership - Spinnova18,633 Acquisition of ownership - Ensyn18,755 At the beginning of the year149,589127,121 20182017

Fibria Celulose S.A.

Notes to the consolidated financial statements at December 31, 2018
In thousands of Reais, unless otherwise indicated

18 Biological assets

	2018	2017
At the beginning of the year	4,253,008	4,351,641
Additions	1,966,624	1,733,733
Harvests in the year (depletion)	(1,630,073)	(1,472,648)
Change in fair value	26,778	(326,349)
Disposals / provision for disposals	(36,811)	(33,369)
At the end of the year	4,579,526	4,253,008

In determining the fair value of biological assets, the discounted cash flow model ("DCF") was used, with projections based on a single scenario, with productivity and area of plantation (eucalyptus trees) for a harvest cycle of approximately seven years.

The projected cash flows are consistent with the project areas' growing cycle. The volume of production of eucalyptus trees to be harvested was estimated considering the average productivity in cubic meters of wood from each plantation per hectare at the time of harvest, which is impacted by the distance between the farms and the mills. The average productivity index varies according to the genetic material, climate and soil conditions and the forestry management programs. This projected volume is based on the average annual growth by region.

The average net sales price was projected based on the estimated price for eucalyptus in the local market, through a market study and research of actual transactions, adjusted to reflect the price of standing timber by region. The average estimated cost contemplates expenses for selling, chemicals, control of growth, ant and other pest control, composting, road maintenance, inputs and labor services. Tax effects based on current rates, as well as the contribution of other assets, such as property, plant and equipment and land were considered in the estimated of average rates of return for those assets, based on the average of the existing lease agreements.

The valuation model considers the net cash flows after income taxes. The discount rate used also considers the tax effects.

Main assumptions considered in estimating the fair value of biological assets were:

	2018	2017
Planted area (hectare)(*)	490,900	486,393
Average annual growth (IMA) - m^3/hectare	40.9	36.3
Remuneration of own contributory assets - %	6.0	6.0
Discount rate (nominal and real) - %	9.80 and 7.33	9.37 and 6.91

(*) It includes 195,903 hectares of forests under two years, which are valued at cost, as at December 31, 2018 (188,622 hectares as at December 31, 2017).

The increase in the fair value of biological assets during the year ended December 31, 2018 was the result of the combined fluctuation of the assumptions presented above which resulted in a gain of R$ 26,778. The changes in the fair value of the biological assets are recognized in the profit and loss, within "Other operating income

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Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated (expenses)” (Note 34). Physical changes 109,778 (264,535) The Company has no biological assets pledged as of December 31, 2018. 65 of 92 26,778(326,349) Prices(83,000)(61,814) 2018 2017

Fibria Celulose S.A.

Notes to the consolidated financial statements at December 31, 2018
In thousands of Reais, unless otherwise indicated

19 Property, plant and equipment

	Land	Buildings	Machinery, equipment and facilities	Property, plant and equipment in progress	Other(i)	Total
At December 31, 2016	1,641,036	1,268,762	5,606,905	4,465,071	125,418	13,107,192
Additions		306	60,494	2,779,896	1,193	2,841,889
Disposals	(9,856)	(8,442)	(11,162)		(342)	(29,802)
Depreciation		(132,513)	(782,027)		(34,449)	(948,989)
Transfers and others (ii)	17,124	1,052,979	5,941,986	(6,990,513)	109,872	131,448
At December 31, 2017	1,648,304	2,181,092	10,816,196	254,454	201,692	15,101,738
Additions	523,866	354	1,412	1,289,970	580	1,816,182
Disposals	(25,839)	(9,021)	(41,338)		(3,753)	(79,951)
Depreciation		(171,006)	(1,028,854)		(53,194)	(1,253,054)
Transfers and others (ii)	5,007	112,166	955,570	(1,118,556)	60,347	14,534
At December 31, 2018	**2,151,338**	**2,113,585**	**10,702,986**	**425,868**	**205,672**	**15,599,449**
At December 31, 2017						
Cost	1,648,304	3,832,209	19,438,357	254,454	408,108	25,581,432
Accumulated depreciation		(1,651,117)	(8,622,161)		(206,416)	(10,479,694)
Net	**1,648,304**	**2,181,092**	**10,816,196**	**254,454**	**201,692**	**15,101,738**
At December 31, 2018						
Cost	2,151,338	3,918,552	20,255,811	425,868	454,759	27,206,328
Accumulated depreciation		(1,804,967)	(9,552,825)		(249,087)	(11,606,879)
Net	**2,151,338**	**2,113,585**	**10,702,986**	**425,868**	**205,672**	**15,599,449**

(i) Includes vehicles, furniture, IT equipment and others.

(ii) Includes transfers between property, plant and equipment, intangible assets and inventory.

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Fibria Celulose S.A.

Notes to the consolidated financial statements at December 31, 2018
In thousands of Reais, unless otherwise indicated

The annual average depreciation rates for property plant and equipment as of December 31, 2018 and 2017, based on their useful life, are as follow:

	Average rates
Buildings	4%
Machinery, equipment and facilities	5.5%
Others	10% to 20%

The balance of property, plant and equipment in progress is comprised of optimization projects of the Company's industrial units, being R$ 20,538 in the Jacareí unit, R$ 35,046 in the Três Lagoas unit, R$ 98,844 in the Aracruz unit, R$ 187,719 in Santos and R$ 83,721 in Veracel and others.

Borrowing costs capitalized were calculated based on the weighted average cost of the eligible loans, as detailed in Note 33. During 2017 the average rate applied was 9.39% p.a. (9.75% p.a. in 2017).

Property, plant and equipment given as collateral are disclosed in Note 23(i).

The Company currently does not have items of fixed assets for which it expects to abandon or dispose or for which provision for asset retirement obligations would be required.

20 Intangible assets

				2018	2017
	Annual amortization rate - %	Cost	Accumulated amortization	Net	Net
Goodwill – Aracruz		4,230,450		4,230,450	4,230,450
Systems development and deployment	20	197,473	142,856	54,617	47,197
Concession right –Terminal Macuco	4.26	180,255	6,392	173,863	115,047
Intangible assets acquired in the business combination – Aracruz					
Databases	10	456,000	456,000		45,600
Relationship with suppliers					
Chemical products	5.21	165,000	103,125	61,875	72,187
Intangible in progress and trademarks and patents		10,935		10,935	71,403
Others	5 to 10	10,268	2,877	7,391	10,378
		5,250,381	711,250	4,539,131	4,592,262

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Fibria Celulose S.A.

Notes to the consolidated financial statements at December 31, 2018
In thousands of Reais, unless otherwise indicated

(a) **Roll forward of net book value**

	2018	2017
At the beginning of the year	4,592,262	4,575,694
Additions	19,183	60,686
Amortization	(80,209)	(69,563)
Transfers and others (*)	7,895	25,445
At the end of the year	4,539,131	4,592,262

(*) Includes transfers between property, plant and equipment and intangible assets.

Amortization of intangible asset was recorded in "General and administrative expenses" and "Other operating income and expense".

The impairment test for the goodwill related to the Aracruz is described in Note 37.

21 Finance and operating lease agreements

(a) Financial leases

Financial leases correspond to the purchase of industrial equipment for processing of chemicals and oxygen. The financial lease agreements have purchase options at the end of the lease term.

The assets are recognized substantially under "Machinery, equipment and facilities" within property, plant and equipment and the respective obligations under "Other payables".

			2018	2017
	Cost	Accumulated depreciation	Net	Net
Oxygen and chemical facilities	140,903	58,251	82,652	90,372
	140,903	58,251	82,652	90,372

Present value and future minimum payments:

Years	Present value	Future value
2019	14,697	23,563
2020 to 2024	57,293	89,272
After 2025	27,972	29,324
	99,962	142,159

There are no restrictions imposed by financial lease agreements.

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Fibria Celulose S.A.

Notes to the consolidated financial statements at December 31, 2018
In thousands of Reais, unless otherwise indicated

(b) Operating leases

(i) Minimum non-cancellable payments

. Land leases - the Company leases land for planting forests based on third-party operational leases supplementing raw materials for its production. The leases are for a period of up to 21 years. Lease payments, equivalent to market value are made according to the contract. The land lease agreements have renewal options of the lease period at market value.

. Coastal transportation - the Company has 20-year coastal freight service contracts, ending in 2023, for the domestic transportation by sea of raw materials utilizing maritime barges from the Caravelas (BA) to Portocel (ES) Terminals.

. Ocean transportation - the Company has 25-year sea freight services contracts, ending in 2039, with STX Pan Ocean Co. Ltd. for transportation of pulp from Brazil to several ports in Europe, North America and Asia.

At December 31, 2018, minimum payments of future operating leases are as follows:

Years	Land leases	Coastal transport	Ocean transport
2019	181,770	77,871	124,267
2020 to 2021	350,281	155,743	248,534
2022 to 2024	415,837	155,743	372,801
After 2025	841,410		1,929,475
	1,789,298	389,357	2,675,077

(ii) Contingent payments

. *Forestry partnership agreements* – on December 30, 2013, the Company entered into a forestry partnership and a standing timber supply agreement for a maximum term of 24 years, with contingent payments related to the repurchase of the standing timber that the counterparty has the right to receive. The purchase price is established in U.S. Dollars, as defined in the contract, and adjusted according to the US-CPI index.

Since there is not a mandatory volume of timber determined by the forestry partnership agreement that could guarantee a minimum payment to the counterparty, there are no minimum future payments to be disclosed by the Company.

22 Advances to suppliers - forestry partnership programs

The program, which commenced in 1990, in the States of Espírito Santo and expanded to other States: Bahia, Minas Gerais, São Paulo, Mato Grosso do Sul, Rio Grande do Sul and Rio de Janeiro, is directed towards planting eucalyptus forests on the land of partners. Under the program, the Company provides technology, technical assistance, inputs and funding depending on the type of agreement, and is guaranteed wood for its pulp production. These advances will be settled through delivery of wood by forest producers.

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Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated At the beginning of the year 645,460 664,381 Wood harvested (102,463) (55,692) Foreign exchange 5,023 383 70 de 92 At the end of the year662,006645,460 Transfers to forests(29,758)(35,543) Advances made143,74471,931 20182017

Fibria Celulose S.A.

Notes to the consolidated financial statements at December 31, 2018
In thousands of Reais, unless otherwise indicated

23 Loans and financing

(a) Breakdown by type of loan

Type/purpose	Interest rate	Average annual interest rate - %	Current 2018	Current 2017	Non-current 2018	Non-current 2017	Total 2018	Total 2017
In foreign currency								
BNDES - Basket of currencies	UMBNDES	6.4	22,775	438,735	48,174	59,800	70,949	498,535
Bonds (i)	Fixed	4.9	126,701	81,219	7,247,477	6,490,296	7,374,178	6,571,515
Finnvera	LIBOR	3.6	195,141	175,727	1,157,586	1,146,011	1,352,727	1,321,738
Export credits (prepayment)	LIBOR	3.7	1,283,578	2,818	2,079,591	2,301,090	3,363,169	2,303,908
			1,628,195	698,499	10,532,828	9,997,197	12,161,023	10,695,696
In Reais								
BNDES	TJLP	9.3	240,228	574,895	1,695,067	1,365,637	1,935,295	1,940,532
BNDES	Fixed	6.2	25,555	35,045	20,390	45,839	45,945	80,884
BNDES	SELIC	7.7	66,886	10,344	736,573	515,687	803,459	526,031
FINAME	TJLP/Fixed			167				167
BNB	Fixed					142,418		142,418
CRA (ii)	CDI/IPCA	8.7	915,593	60,436	4,100,832	4,882,218	5,016,425	4,942,654
NCE	CDI	6.6	45,052	312,477	43,225	86,449	88,277	398,926
FCO, FDCO and FINEP	Fixed	8.0	154,444	661	461,856	570,213	616,300	570,874
Others (Revolving costs)			372	381			372	381
			1,448,130	994,406	7,057,943	7,608,461	8,506,073	8,602,867
			3,076,325	1,692,905	17,590,771	17,605,658	20,667,096	19,298,563
Interest			311,984	283,089	90,023	98,542	402,007	381,631
Long-term borrowing			2,764,341	1,409,816	17,500,748	17,507,116	20,265,089	18,916,932
			3,076,325	1,692,905	17,590,771	17,605,658	20,667,096	19,298,563

(i) Includes US$ 1.9 billion (equivalent to R$ 7,362,120 as at December 31, 2018), regarding Fibria 2024, Fibria 2025 and Fibria 2027 issued by Fibria Overseas Finance Ltd., wholly owned financial subsidiary, fully and unconditionally guaranteed by the Company.

(ii) The Company reclassified from non-current to current liabilities two of the nine series of CRAs, with original maturities in 2021 and 2023, due to the settlement made on January 3, 2018, as mentioned in Note 38.

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment.

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Fibria Celulose S.A.

Notes to the consolidated financial statements at December 31, 2018
In thousands of Reais, unless otherwise indicated

(b) Breakdown by maturity of the non-current portion

	2020	2021	2022	2023	2024	2025	2026	2027	Total
In foreign currency									
BNDES – Basket of currencies	21,623	8,819	9,672	8,060					48,174
Bonds					2,306,036	2,280,290		2,661,151	7,247,477
Finnvera	192,931	192,931	192,931	192,931	192,931	192,931			1,157,586
Export credits (prepayment)	228,178	1,313,110	538,303						2,079,591
	442,732	1,514,860	740,906	200,991	2,498,967	2,473,221		2,661,151	10,532,828
In Reais									
BNDES - TJLP	259,312	258,515	254,402	254,122	224,497	278,275	162,501	3,443	1,695,067
BNDES - Fixed rate	15,200	4,791	399						20,390
BNDES - SELIC	70,705	69,397	66,748	88,461	81,554	196,721	162,987		736,573
CRA	1,204,639		1,512,680	1,383,513					4,100,832
NCE	43,225								43,225
FCO, FDCO and FINEP	57,732	57,732	57,732	57,732	57,732	57,732	57,732	57,732	461,856
	1,650,813	390,435	1,891,961	1,783,828	363,783	532,728	383,220	61,175	7,057,943
	2,093,545	1,905,295	2,632,867	1,984,819	2,862,750	3,005,949	383,220	2,722,326	17,590,771

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Fibria Celulose S.A.

Notes to the consolidated financial statements at December 31, 2018
In thousands of Reais, unless otherwise indicated

(c) **Breakdown by currency**

	Currency	
	2018	2017
Real	7,702,614	8,076,836
U.S. Dollar	12,090,074	10,197,161
SELIC (*)	803,459	526,031
Basket of currencies	70,949	498,535
	20,667,096	19,298,563

(*) Contractual definition of currency in contracts with BNDES that are in Reais plus SELIC interests.

(d) **Amortization of transaction costs**

Annual effects of the amortization of transaction costs on the effective interest rate method:

							2018
Description	2019	2020	2021	2022	2023	After 2024	Total
BNDES	6,360	6,350	6,304	6,100	5,909	13,774	44,797
FDCO	282	282	282	282	282	1,128	2,538
Bonds	17,144	17,144	17,144	17,144	17,144	28,923	114,643
Finnvera	12,611	12,611	12,611	12,611	12,611	25,222	88,277
CRA	20,509	10,089	9,483	9,483	6,854		56,418
Export credits (prepayment)	4,322	4,322	4,322	4,169			17,135
	61,228	50,798	50,146	49,789	42,800	69,047	323,808

(e) **Roll forward**

	2018	2017
At the beginning of year	19,298,563	16,152,511
Borrowings	1,368,028	8,657,127
Interest expense	1,127,567	1,106,063
Foreign exchange gains, net	1,885,686	232,960
Repayments - principal amount	(1,921,910)	(5,710,288)
Interest paid	(1,135,342)	(1,046,117)
Additional transaction costs	(24,275)	(158,154)
Other (*)	68,779	64,461
At the end of the year	20,667,096	19,298,563

(*) Includes amortization of transactions costs.

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Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated (f) Relevant operations settled in the year BNDES On January 29, 2018, the Company prepaid the amount of R$ 909 million regarding to contracts signed with BNDES for forestry and industrial projects, with original maturities between 2018 and 2022 and interest rates of TJLP plus 2.42% p.a. and 4.65% p.a., UMBNDES (Basket of currencies) plus 2.42% p.a. and 2.48% p.a. and fixed interest rate of 6% p.a. This settlement helps the decrease of the Company’s average debt cost. Banco do Nordeste - BNB On March 28, 2018, the Company prepaid the amount of R$ 147 million regarding to contract signed with Banco do Nordeste - BNB, with original maturity in December 2023 and fixed interest rate of 12.95% p.a. This settlement helps the decrease of the Company’s average debt cost. Export Credit Notes – NCE On September 28, 2018, the Company paid in the maturity date the amount of R$ 280 million contracted with Banco do Brasil, with an interest rate of 105.85% of CDI. Bond - Voto IV In October 2018, Fibria prepaid and canceled, with own resources 100% of the outstanding balance of “Voto IV”, in the amount of US$ 97 million (equivalent to R$ 356,969), with original maturity in June 2020 and fixed interest rate of 7.75% p.a. As a result of the early redemption, we recognized financial expenses amounting to R$ 25,332 related to the premiums paid on the repurchase transaction. (g) Significant operations contracted in the year Prepayment FIT On January 2018, the Company, through its subsidiary Fibria International Trade GmbH, entered into an export prepayment contract, in the amount of US$ 170 million (equivalent to R$ 547,723), with quarterly interest payments of 1.15% p,a, plus quarterly LIBOR, depending on the current risk rating of the Company, with a five-year term. BNDES In 2018, was released the amount of R$ 510,001 to the Company, of the total contracted R$ 2,347,524 million with the BNDES, through its subsidiary Fibria-MS, which was incorporated on December 31, 2017, with maturity for 2026 and interest of TJLP plus 2.26% p.a. and SELIC plus 2.66% p.a. The remaining balance will be released as fulfilled the conditions of release. Furthermore, BNDES released to the Company in the total amount of R$ 309,526, with maturity for 2026 and interest of TJLP plus 1.88% p.a. at 2.56% p.a. and SELIC plus 2.11% p.a. to 2.80% p.a. The funds were destinated for the construction of the new warehouse and other harbor-logistic structures, located at the left bank of the Santos Estuary, São Paulo State, as notice at Notice to the Market, on January, 29, 2018, and projects for technological innovations. 74 de 92

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated (h) Covenants One of the financing agreements (FINNVERA) of the Company contain covenants establishing indebtedness ceilings and leverage indices, as well as minimum coverage of outstanding amounts. The Company’s debt financial covenants are measured based on consolidated information translated into U.S. Dollars. The covenants specify that the indebtedness ratio (Net debt to Adjusted EBITDA, as defined (Note 4.2.2)) cannot exceed 4.5 times and the Company shall keep the minimum of 1.00 of debt service coverage ratio. Therefore, in March 2017, the company renegotiated the financial covenants resulting in the following changes: (a) the debt service coverage ratio covenant is suspended from April 1st, 2017 until the end of 2018; (b) the indebtedness ratio was increased to a maximum of 7 times from April 1st, 2017 until the end of 2017; and (c) in 2018, the indebtedness ratio will be a maximum of 6 times. As from January 1st, 2019, both debt service coverage ratio and the indebtedness ratio will back to the same levels practiced until March 31, 2017. No fees or commissions were paid in connection with this renegotiation. The Company is in full compliance with the covenants established in the financial contracts at December 31, 2018 and 2017. The loan indentures with debt financial covenants also present the following events of default: . Non-payment, within the stipulated period, of the principal or interest. . Inaccuracy of any declaration, guarantee or certification provided. . Cross-default and cross-judgment default, subject to an agreed. . Subject to certain periods for resolution, breach of any obligation under the contract. . Certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel. . Expropriation, confiscation or any other action affecting a significant portion of the Company's assets; . Addiction, invalidity, ineffectiveness or unenforceability of the contract; . Extinction or termination the contract for any reason or person; . Split of the Company without the prior consent of the creditor; . Any direct or indirect controlling which does not integrate the Votorantim Group, to perform any act aimed annul, revise, cancel or repudiate by judicial or extrajudicial means the contract; . Compliance with certain environmental and social conditions on the Horizon Project 2, for Finnvera's contract. 75 de 92

Fibria Celulose S.A.

Notes to the consolidated financial statements at December 31, 2018
In thousands of Reais, unless otherwise indicated

Obtaining of waiver of Agribusiness Credit Receivable Certificates - "CRA"

The Company obtained a waiver from the holders of the CRAs of seven of the nine series in force for the implementation of the business combination involving the Company and Suzano, by means of payment of premium to all holders of the CRAs of the approved series of 0.40% over the updated face value of the respective series. The value of the premium was R$ 16,860, which payment was made on January 17, 2019.

(i) Loans and financing guarantees

At December 31, 2017, certain loans and financing are guaranteed mainly by property, plant and equipment items from the Jacareí, Aracruz and Três Lagoas units, with a net book value of R$ 10,829,539 (December 31, 2016 - R$ 11,589,557), considered sufficient to cover the corresponding loans and financing amounts.

(j) Unused credit line

Credit lines	Entities	Amount	Maturity	Cost	Commission
Revolving credit facility	Fibria Celulose S.A.	R$ 1 billion	2021	100% of CDI plus 2.5 % p.a.	0.40% p.a.

The Company has not used this credit facility. The total amount paid related to unused credit lines at December 31, 2018 was R$ 4,481 (R$ 9,724 as at December 31, 2017).

24 Trade payables

	2018	2017
Local currency		
Related parties	13,507	11,552
Third parties	982,983	1,557,663
Foreign currency		
Third parties (i)	2,537,013	1,541,247
	3,533,503	3,110,462

(i) We have a long-term take or pay supply agreement of hardwood pulp with Klabin with special conditions in terms of volume, exclusivity, guarantees and payment terms up to 360 days, whose prices were practiced in market conditions, as established in the agreement. As at December 31, 2018, the amount of R$ 2,371,327 (R$ 1,392,072 as at December 31, 2017) refers to pulp purchases of the contract abovementioned.

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Fibria Celulose S.A.

Notes to the consolidated financial statements at December 31, 2018
In thousands of Reais, unless otherwise indicated

25 Contingencies

			2018			2017
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net
Nature of claims						
Tax	122,723	139,462	16,739	114,733	120,342	5,609
Labor	48,848	185,156	136,308	43,889	158,055	114,166
Civil	6,727	64,974	58,247	3,056	49,225	46,169
	178,298	389,592	211,294	161,678	327,622	165,944

The change in the provision for legal proceeds is as follows:

	2018	2017
At the beginning of the year	327,622	385,757
Settlement	(5,939)	(53,563)
Reversal	(29,083)	(58,056)
New litigation	56,987	13,136
Accrual of financial charges	40,005	40,348
At the end of the year	389,592	327,622

The Company has tax and civil claims arising in the normal course of business that are assessed as possible (but not probable) losses by Management, as supported by outside legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims. At December 31, 2018, these claims amount to: tax R$ 7,852,054 (item (b) below) (R$ 7,495,933 as at December 31, 2017) and civil R$ 2,510,620 (item (d) below) (R$ 2,256,637 as at December 31, 2017).

(a) Probable tax contingencies

The tax claims representing probable losses refer to discussions related to federal, state and municipal taxes, for which, substantially, there are judicial deposits as collateral, so there is no material exposure.

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Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated (b) Possible tax contingencies Tax incentive - ADENE development agency (i) 148,245 Income tax assessment - IRPJ/CSLL - swap of industrial and forestry assets (iii) 2,347,136 Income tax assessment - IRPJ/CSLL - Veracel (v) (*) 118,824 (*) Corresponding to our 50% interest. (i) Tax incentive - Agency for the Development of Northeastern Brazil (ADENE) In 2002 the Company was granted its request by the Brazilian Federal Revenue Service (Receita Federal do Brasil) to benefit from reductions in corporate income tax and non-refundable surcharges calculated on operating profits (as defined) for Aracruz plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions are approved by ADENE. In 2004, the Company was served an Official Notice by the liquidator of the former Superintendence for the Development of the Northeast (SUDENE), who reported that, the right to use the benefit previously granted is unfounded and would be cancelled. In 2005, the Brazilian Federal Revenue Service served the Company an assessment notice requiring the payment of the amounts of the tax incentive used, plus interest. After administrative discussion, the assessment notice was partially upheld and recognized the Company’s right to the tax incentive through 2003. The Company's Management, supported by its legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not prevail, either with respect to benefits already used, or with respect to benefits not used until the corresponding final periods. Currently, the claim is under discussion in the judicial level, where it is pending of judgment regarding the appeal presented by the Company. (ii) IRPJ/CSLL - partial approval The Company requested approval to offset 1997 tax losses with amounts owed to the tax authorities. The authorities approved in March 2009, only R$ 83 million, which generated a difference of R$ 51 million. The Company has appealed the rejection of the tax credits and obtained a partially favorable decision and the final decision is under discussion in the judicial level. Shortly after, an appeal was filed, which was judged in session, it was determined the conversion of the done in diligence. On November 6, 2018, a decision was filed reinforcing the tax authorities’ conclusion at the first approval and our arguments. 78 de 92 Total possible tax contingencies 7,852,054 Other tax liabilities (vi) 4,286,187 Income tax assessment - IRPJ/CSLL - disallowance of depreciation, amortization and depletion expenses - 2010 (iv)707,991 IRPJ/CSLL - partial approval (ii) 243,671 Estimated Amount

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated (iii) Income tax assessment - IRPJ/CSLL - Swap of industrial and forestry assets In December 2012, the Company received a tax assessment for the collection of income tax and social contribution, alleging unpaid tax on a capital gain in February 2007, closing of the transaction, when the Company executed an agreement with International Paper for the swap of industrial and forestry assets. On January 19, 2016, the Tax Federal Administrative Court (CARF - Conselho Administrativo de Recursos Fiscais) rejected as per the casting vote of CARF’s President, the appeal filed by the Company in the administrative process. The Company was notified of the decision on May 25, 2016 and due to the impossibility of new appeal and the consequent closure of the case at the administrative level, decided to continue the discussion with the Judiciary. The Company presented judicial guarantee, which was accepted, and is now awaiting the judgement of the case. We maintain our position to not constitute provisions for contingencies, based on the Company’s and its external legal advisors’ opinion that the probability of loss on this case is possible. The documents have been concluded for judgment since November 25, 2017. (iv) Income tax assessment - IRPJ/CSLL - disallowance of depreciation, amortization and depletion expenses - 2010 In December 2015, we received a tax assessment requiring the payment of IRPJ and CSLL, questioning the deductibility of depreciation, amortization and depletion expenses of 2010 included by us in the calculation of income tax expense. We present administrative appeal on the legal period, judged partially valid. The decision was object of voluntary recourse, presented by us in November 2017. On October 16, 2018, the judgement was converted into a diligence, through resolution n. 1402-000723. Currently, the resolution is expected to be formalized. (v) Income tax assessment - IRPJ/CSLL - Veracel In June 2017, our jointly-operated entity Veracel received a tax assessment notice, in the total amount of R$ 226.3 million, related to the collection of income tax and social contribution (IRPJ and CSLL) of the years 2012 and 2013. Regarding the year 2012, the tax authorities considered that the Veracel would have opted, in the transfer pricing calculation, by the transfer pricing method for commodities (“PECEX”) method, when in fact, the used method was the acquisition cost or production plus taxes and net income (“CAP”). As the price parameter calculated through the PECEX method is higher than the price calculated through the CAP method, the tax authorities adjusted in the Veracel’s net income. Regarding the year 2013, Veracel received a tax assessment related to the method adopted to convert its export revenues. The tax authorities considered the need to account, as income or expense, the foreign exchange gains or losses arising from the change in the exchange rate between the date of issuance of the export invoices and the effective date of the export revenue, with the shipments of the goods. However, the calculation of the foreign exchange gains considered by the tax authorities is based on a calculation error, which, if corrected, proves that the foreign exchange was negative and, therefore, there is no omission of revenue, but a misleading in the deduction of negative expenses with foreign exchange. (vi) Other tax liabilities with probability of loss classified as possible Fibria has over 854 tax cases for individual amounts of less than R$ 100 million. The total estimated possible loss for these legal cases is R$ 4,286,187. The average estimated for each case is R$ 5,019. 79 de 92

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated (c) Comments on labor proceedings The Company is a party to approximately 4,052 labor lawsuits, with a total exposure of R$ 1,054,695, filed by former employees, third parties and unions, claiming the payment of health and safety premiums, overtime, commuting time, occupational illnesses and workers' compensation, tangible and moral damages, understated indexation on the fine of 40% of the Government Severance Indemnity Fund for Employees (FGTS), severance pay of employees of thirty parties. (d) Comments on possible civil proceedings The Company has a Public Civil Action filed by the Federal Public Prosecutor in June 2012, to prohibit the Company´s trucks from using federal highways above certain weight limits alleging damage to federal highways, the environment and economic order. The updated amount penalty of R$ 1,983,288 as at December 31, 2018, was indicated by the Federal Public Prosecutor. The Company successfully appealed the decision and filed suit for the others matters against the Action. The proceeding is concluded and we are awaiting the judgment. Furthermore, the Company has also 606 civil lawsuits, with a total exposure of R$ 527,332, with an average estimated value for each case of R$ 870. Most of these lawsuits refers to claims for compensation by former employees or third parties for alleged occupational illnesses and workers' compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect the Company's equity. The Company has insurance for public liability that covers, within the limits set in the policy, unfavorable sentences in the civil courts for claims for compensation of losses. (e) Judicial deposits The Company has judicial escrow deposits at December 31, 2018 of R$ 169.008 (R$ 161,694 in December 31, 2017) for cases classified by external legal advisors as being remote or possible loss, for which no provision have been recorded. The contingencies refer to PIS, COFINS, income taxes and INSS, among other amounts. 26 Tax Amnesty and Refinancing Program (“REFIS") - Law 11941/09 In November 2009, the Company elected to join a REFIS program and in 2011, agreed the amount of the eligible liabilities after meeting all formal requirements established in the legislation. At December 31, 2018 the balance is R$ 141,629 and it is fully covered by judicial deposits. 27 Asset retirement obligations The Company uses judgment and various assumptions when determining the asset retirement obligations. Environmental obligations relate to future obligations to restore/recover the environment arising from the right of use of the asset, which causes environmental damages as a result of the activities of the project or from regulatory requirements of the environmental agencies, and which are required to be compensated. 80 de 92

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated The dismantling and retirement of an asset occurs when it is permanently retired, through its shutdown, sale or disposal. This future long term obligation accrues interest which is recorded as a financial expense in profit and loss and it is also adjusted for inflation. Depreciation expense of the asset retirement obligation asset is recorded in the Statement of profit or loss. In 2018, we recognized financial expenses in the amount of R$ 761 against the provision for asset retirement (R$533 in 2016). The balance of the provision for asset retirement obligations as of December 31, 2018 amounted to R$ 15,812 and it is included in non-current “Other payables” (R$ 15,051 as of December 31, 2017). 28 Long-term commitments Take or pay arrangements The Company entered into long-term take-or-pay agreements with pulp, transportation, diesel, and chemical and natural gas suppliers effective for an average period of six years. These agreements contain termination and supply interruption clauses in the event of default of certain essential obligations. Generally, the Company purchases the minimum agreed under the agreements, hence there is no liability recorded at December 31, 2018. The contractual obligations assumed at December 31, 2018 correspond to R$ 1,051,725 per year (R$1,326,090 at December 31, 2017). 29 Shareholders' equity (a) Capital The Company is authorized to increase its capital up to 150 million new common shares, by resolution of the Board of Directors, which will decide the price and the number of shares to be issued, as well as the term and conditions of payment. At December 31, 2018, fully subscribed and paid-up capital is represented by 553.733.881 nominative common voting shares without par value (553,934,646 at December 31, 2017). (b) Dividends The Company's by-laws provide for a minimum annual dividend of 25% of net income, adjusted by the changes in reserves, as determined by Brazilian Corporate Law. Net income attributable to the shareholders of the Company 3,051,905 1,085,265 81 de 92 Minimum mandatory dividends (25%)724,827257,750 Calculation basis2,899,3091,031,002 (-) Legal reserve (5%)(152,596)(54,263) 20182017

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated On December 3, 2018, was approved at the Extraordinary General Meeting the distribution of interim dividends in the amount of R$ 2,783,319, to be paid against reserves for investments, equivalents to R$ 5.03 per share, not considering the shares on treasury. The payment was made on December 12, 2018. (c) Statutory reserves The legal reserve is constituted under Brazilian corporate law through the appropriation of 5% of the net income for the year and cannot exceed 20% of the capital. The purpose of the legal reserve is to protect capital, and it can only be used to offset losses and increase capital. The investment reserve, corresponding to the balance of retained earnings, after the appropriation of the legal reserve, mainly relates to earnings reserved to meet the investment plans, upgrading and maintenance of plants, as approved by the Statutory Audit Committee and the Board of Directors. (d) Treasury shares At the meeting of the Board of Directors held on December 13, 2018, was approved the cancellation of all shares held in treasury by the Company, corresponding to 200,765 common shares (equivalent to R$ 6,171) after the fulfillment of all the conditions for the business combination and share bases of Fibria and Suzano. (e) Other reserves The amount of R$ 1,619,200 as at December 31, 2018 (R$ 1,608,867 as at December 31, 2017) refers, mainly, to the effects of the fair value uplift of the prior interest of Votorantim Celulose e Papel S.A. (“VCP”) (predecessor company) in Aracruz, at the time of the 2009 business combination. (f) Share-based payments Share options that were granted to Company's CEO, statutory and non-statutory Officers and General Managers regarding the Programs 2014 and 2015 were fully exercised during 2018. The share options regarding the Program 2016 were cancelled and reversed, as mentioned in Note 31(ii), and for that reason in the year ended December 31, 2018 the Company did not have value in the Capital Reserve related to the share options programs. 30 Employee benefits (a) Variable remuneration program The Company maintains a performance based bonus program for its employees, which is tied to its performance plans and the attainment of specific objectives based on cash generation, which are established and agreed upon at the beginning of each year. The amount recorded as expenses for the year ended December 31, 2018 was R$ 292,585 (December 31, 2017 - R$ 79,765 and December 31, 2016 - R$ 79,167). (b) Defined contribution pension plan In 2000, the Company became a sponsor of the Senador José Ermírio de Moraes Foundation (FUNSEJEM), a not-for-profit pension fund for the employees of the Votorantim Group. Under the fund's regulations, the Company 82 de 92

Fibria Celulose S.A.

Notes to the consolidated financial statements at December 31, 2018
In thousands of Reais, unless otherwise indicated

matches employees' contributions to FUNSEJEM, which may range from 0.5% to 6% of nominal salary. The Company's contributions for the year ended December 31, 2018 amounted to R$ 12,840 (R$ 11,449 as of December 31, 2017 and R$ 11,657 as of December 31, 2016), recognized under "Labor expenses".

(c) Medical assistance provided to retirees

The Company entered into an agreement with the São Paulo State Pulp and Paper Industry Workers' Union to provide the funding for a lifetime medical assistance plan (SEPACO) for all of the Company's employees covered in this agreement, their dependents, until they come of age, and their spouses, for life.

The Company's policy determines that the cost of the benefit be allocated from the date of hiring to the date on which the employee becomes eligible to receive the medical assistance benefit. The amount recorded as expenses for the year ended December 31, 2018 was R$ 6,406 (R$ 8,512 as of December 31, 2017 and R$ 6,678 as of December 31, 2016).

The actuarial methods are based on economic and biometric assumptions, as follows:

	Actuarial assumptions	
	2018	2017
Discount rate - %	4.92	5.39
Real growth rate of medical costs - %	3.25	3.25
Rate of increase of utilization of medical assistance - %	3.25	3.25
Long-term inflation - %	4.0	4.4
Biometric table of general mortality	AT-2000	AT-2000
Biometric table of general mortality for invalids	IAPB 57	IAPB 57

The sensitivity analysis of the obligation related to the healthcare plan regarding changes in the main assumptions is the follows:

	Change in assumptions	Increase in assumptions	Decrease in assumptions
Discount rate - %	0.50%	Decrease of 5.7%	Increase of 6.2%
Trend rate of medical costs - %	0.50%	Increase of 6.5%	Decrease of 5.9%
Mortality	1 year	Increase of 1.3%	Decrease of 1.4%

The sensitivity analysis is based on changes in just one assumption while the other assumptions remain unchanged.

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Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated The actuarial obligation, recorded under “Other payables”, is as follows: Reconciliation of liabilities Cost of current service from: Benefits paid (7,456) (7,015) (d) Employee benefits expenses Payroll, profit sharing and related charges (i) 1,024,743 677,455 668,932 INSS 58,116 24,057 24,181 (i) The increase in the amount in 2018, refers to the recognition of the anticipation of the variable compensation programs paid to the officers and directors in the beginning of 2019, due to the corporate reorganization involving the Company and Suzano. 31 Compensation program based on shares (i) Phantom Share Plan The program consisted of an award in cash, based on the future appreciation of Company’s shares in the long term, referenced by the variation of the shares in the stock exchanges quotations. The program did not allow effective negotiation (sales and purchase of the shares). The Company's CEO, the statutory and non-statutory officers and the general managers, according to the selection made by the Board of Directors, were eligible for the plan. At the time of each grant, the eligible executive received a quantity of Phantom Shares based on the Board of Directors’ assessment of the Company's perceived value generation over the period. At the end of the period, if the beneficiary has complied with the foreseen conditions in the Phantom Shares Plan, including the 5-year term, was entitled to receive the ordinary remuneration (linked to 50% of the total Phantom Sharing granted), and, if applicable, additional remuneration (linked to the remaining 50% of the total Phantom Shares granted). The ordinary remuneration was equivalent to the value linked to the reference shares attributed to the beneficiary and that he would be entitled on the settled date. The complementary remuneration was equivalent to the value linked to the complementary reference shares, and the amount was determined according to the performance of the valuation of the Company's shares in Reais, according to B3. 84 de 92 1,189,937788,513778,518 Others51,89842,82543,956 FGTS and other rescission indemnifications55,18044,17641,449 201820172016 Present value of actuarial obligations at end of the year147,877134,757 Actuarial (gain) losses in the “Other comprehensive income”6,713(10,095) Interest on actuarial obligations13,86315,527 Present value of actuarial obligations at beginning of the year134,757136,340 20182017

Fibria Celulose S.A.

Notes to the consolidated financial statements at December 31, 2018
In thousands of Reais, unless otherwise indicated

The plan had an original expected duration of 10 years and it is worth mentioning that the granting of the right over the valuation of shares was subject to the annual limit, expressed in reference shares covered by the right over the valuation, equivalent to 0.1% (one tenth percent) of the Company's capital at the time of each grant and, at any case during the duration of the plan, to the global limit equivalent to 1% (one percent) of the Company's capital at the time of each grant over the increase of the shares. For the purposes of checking the aforementioned limits, an individual value per reference share was attributed, corresponding to the weighted average of the closing values of the Company's shares traded in B3 of the months of September, October and November of the fiscal year immediately preceding the financial year of granting.

Due to the corporate reorganization involving Suzano, the programs below that had been granted to the Company's executives with venting period in 2021 and 2022 were anticipated, with the settlement in cash on the beginning of January 2019, which the value recorded as at December 31, 2018 was R$ 64,473.

			Programs
Program	Award date	Vesting period	Options granted
2017	01/02/2017	01/02/2021	261,434
2018	01/02/2018	01/02/2022	205,206

(ii) Stock Options

The Program consisted of a plan to grant Options to purchase shares. The Company's CEO, statutory and non-statutory Officers and General Managers were eligible for the plan.

The Stock Option plan was managed by the Board of Directors of the Company, that establishes grant programs annually, and was responsible for defining: (i) the beneficiaries of the options, (ii) the total number of options of each grant, and the number of each type of options to which each Beneficiary would be entitled individually, (iii) the goals related to performance to establish criteria for the selection of beneficiaries and determining the number of options that would be granted to each beneficiary, and (iv) the form and time of payment of the exercise price of the options.

The exercise price of the options at the award date was calculated by reference to the average price of the FIBR3 shares, in accordance with the volume traded in the three months prior to the date of the award.

Assumptions and calculation of fair value of options granted

The fair value of each option granted was estimated at the grant date based on the Black & Scholes option pricing model. The significant inputs into the model were:

					Fair value assumptions		
		Grant			Expectations		
Program	Grant-date	Number of options	Exercise price	Fair value of options	Volatility	Free interest rate risk	Term maturity
2014	01/01/2014	349,091	23.03	10.59	36.27%	12.26% p.a.	3 years
2015	01/01/2015	338,749	23.73	13.99	33.03%	12.43% p.a.	3 years
2016	01/01/2016	204,292	48.36	26.52	31.69%	15.63% p.a.	3 years

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Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated Changes in the number of share options outstanding and their related weighted average exercise prices are as follows: At the beginning of the year 30.09 734,192 30.64 892,132 Canceled (ii) 42.87 (183,935) 23.73 (16,830) (i) During 2018, the Programs 2014 and 2015 were fully exercised by the Company’s executives. (ii) The Program 2016 was canceled by the Company and the value calculated was settled in cash on the beginning of January 2019, which the value recorded as at December 31, 2018 was R$ 6,771. In 2018, the compensation expense with the options to purchase shares was R$ 1,467 (R$ 3,090 in 2017 and R$4,124 of reversal of expense in 2016), charged to the Statement of profit or loss under “Other operating (expenses) income” and the corresponding provision (or reversal) made against the "Capital reserve". In addition, in December 2018, the Company reversed the amount of R$ 4,060 due to the cancellation of the options of the Program 2016. 32 Revenue (a) Reconciliation Gross amount 23,433,458 15,177,881 12,257,002 Discounts and returns (*) (4,766,066) (3,171,653) (2,418,206) (*) Related mainly to trade discounts. 86 de 92 Net revenues18,264,48611,739,1539,614,817 Sales taxes(402,906)(267,075)(223,979) 201820172016 At the end of the year30.09734,192 Exercised (i)21.25(550,257)23.10(141,110) 20182017 Average exercise priceAverage exercise price per share optionOptionsper share optionOptions

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated (b) Information about markets Revenue Domestic market 1,637,098 1,025,783 905,175 (c) Information by geographic areas Europe 6,005,333 3,701,121 3,507,714 Asia 7,384,621 4,562,781 3,040,640 87 de 92 18,264,48611,739,1539,614,817 Brazil and others1,733,6551,118,087994,522 North America3,140,8772,357,1642,071,941 201820172016 18,264,48611,739,1539,614,817 Services97,16192,30489,347 Export market16,530,22710,621,0668,620,295 201820172016

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated 33 Financial results Financial expenses Loan commissions (98,643) (60,617) (26,647) Financial investment earnings 309,763 342,418 199,104 Gain 1,115,066 892,932 1,373,215 Loans and financing (1,885,686) (232,960) 1,716,123 (i) Does not include the amount of R$ 9,370 as at December 31, 2018 (R$ 139,645 as at December 31, 2017 and R$ 108,668 as at December 31, 2016), related to capitalized financing costs. (ii) Includes interest accrual of the tax credits. (iii) Includes the effect of foreign currency exchange on cash and cash equivalents, trade accounts receivable, trade payable and others. 88 de 92 Net financial result(2,905,853)(782,685)1,616,217 (1,744,504)(277,058)1,384,535 Other assets and liabilities (iii)141,182(44,098)(331,588) Foreign exchange and losses (87,093)237,561700,927 Losses(1,202,159)(655,371)(672,288) Gains (losses) on derivative financial instruments 365,411419,429282,465 Others (ii)55,64877,01183,361 Financial income (1,439,667)(1,162,617)(751,710) Others(213,457)(135,402)(116,402) Interest on loans and financing (i)(1,127,567)(966,598)(608,661) 201820172016

Fibria Celulose S.A.

Notes to the consolidated financial statements at December 31, 2018
In thousands of Reais, unless otherwise indicated

34 Expenses by nature

	2018	2017	2016
Cost of sales			
Depreciation, depletion and amortization	(2,583,475)	(2,178,166)	(1,960,328)
Freight	(1,512,821)	(1,080,550)	(921,939)
Labor expenses	(707,659)	(578,600)	(580,119)
Variable costs (raw and consumable materials)	(5,100,482)	(4,411,100)	(3,645,960)
	(9,904,437)	(8,248,416)	(7,108,346)
Selling expenses			
Labor expenses	(36,773)	(26,917)	(33,142)
Selling expenses (i)	(719,135)	(481,077)	(411,878)
Operating leases	(3,356)	(2,678)	(2,095)
Depreciation and amortization charges	(31,182)	(11,732)	(9,742)
Other expenses	(22,322)	(24,828)	(24,449)
	(812,768)	(547,232)	(481,306)
General and administrative and directors' compensation expenses			
Labor expenses	(137,431)	(111,771)	(104,451)
Third-party services (consulting, legal and others)	(166,759)	(104,433)	(106,963)
Depreciation and amortization charges	(22,016)	(15,099)	(13,373)
Donations and sponsorship	(11,814)	(8,568)	(8,599)
Taxes and contributions	(10,581)	(6,962)	(6,119)
Operating leases and insurance	(11,103)	(10,581)	(11,339)
Other expenses	(32,399)	(28,293)	(24,953)
	(392,103)	(285,707)	(275,797)
Other operating income, net			
Program of variable compensation to employees	(292,550)	(71,225)	(60,806)
Gain on sale of investment - Losango Project		61,648	
Tax credits		4,742	10,346
Loss on disposal of property, plant and equipment	(108,435)	(35,782)	(31,342)
Change in fair value of biological assets (Note 18)	26,778	(326,349)	(212,248)
Provision (reversal) for contingencies	(43,451)	29,052	(23,174)
Others	(16,722)	(1,799)	(3,943)
	(434,380)	(339,713)	(321,167)

(i) Includes handling expenses, storage and transportation expenses and sales commissions, among others.

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Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated 35 Insurance The Company has insurance coverage for operational risks, with a maximum coverage of R$ 6,957,280. Additionally, the Company has insurance coverage for civil general liabilities in the amount of US$ 25 million corresponding to R$ 96.8 million on December 31, 2018. Fibria's management considers these amounts sufficient to cover any potential liability, risks and damages to its assets and loss of profits. The Company does not have insurance coverage for its forests. To mitigate the risk of fire, the Company maintains internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses from forest fires. The Company has a domestic and international (import and export) transportation insurance policy effective through August 31, 2019, renewable for additional 12 months. In addition, Fibria has insurance coverage for civil responsibility of its directors and officers for amounts considered adequate by management. The assessment of the sufficiency of insurance coverage is not part of the scope of the examination of the financial statements by our independent auditors. 36 Earnings per share (a) Basic The basic earnings per share is calculated by dividing net income attributable to the Company's shareholders by the weighted average of the number of common shares outstanding during the period, excluding the common shares purchased by the Company and maintained as treasury shares. Numerator Weighted average number of common shares outstanding 553,319,129 553,239,488 553,590,604 The weighted average number of shares in the period is represented by a total number of shares of 553,733,881 issued and outstanding for the year ended December 31, 2018 (553,934,646 in 2017 and 2016, excluding the 751,022 treasury shares of shares in the year ended December 31, 2017 and 344,042 as at December 31, 2016). During the year 2018 the change in the number of shares of Company refers to the cancellation on December 13, 2018 of the common shares held by the Company in treasury, as mentioned above in Note 29(d). 90 de 92 Basic earnings per share (in Reais)5.521.962.99 Denominator Net income attributable to the shareholders of the Company3,051,9051,085,2651,654,848 201820172016

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated (b) Diluted Once we do not have stock options program anymore as at December 31, 2018, we do not have potentially dilutive common shares and. Below the calculation for the year ended December 31, 2018, 2017 and 2016: Numerator Weighted average number of common shares outstanding 553,319,129 553,239,488 553,590,604 Stock options 751,022 892,132 37 Impairment testing As of December 31, 2018, the Company performed its annual impairment test of the CGUs to which goodwill is allocated as described in item (a) below. As described in item (b) below, the Company also performed an impairment analysis of its long lived assets. (a) CGUs with goodwill allocated - Aracruz In December 2018, the Company performed an impairment analysis of the carrying amount of goodwill based on the value in use of the group of CGUs where goodwill was allocated. Value in use was estimated using a discounted cash flow model for the group of CGUs. The process of estimating the value in use involves assumptions, judgments and estimates for future cash flows which represent the Company's best estimate approved by management. The impairment test did not result in the need to recognize an impairment loss. Goodwill allocated to the group of CGUs (Aracruz, Portocel and Veracel) amounted to R$ 4,230,450 at December 31, 2018 and 2017. Cash flows for a period of ten years were considered and an additional amount was calculated for the perpetuity of the cash flow of the tenth year, discounted to present value using the WACC (Weighted Average Cost of Capital) rate. This rate takes into consideration the various components of financing, debt and own capital used by the Company to finance its activities. The cost of capital of the CGU was determined using the Company's own capital cost through the Capital Asset Pricing Model. WACC was adjusted to a pre-tax rate of 11.07%. 91 de 92 Diluted earnings per share (in Reais)5.521.962.98 Number of common shares outstanding adjusted according to dilution effect553,319,129553,990,510554,482,736 Dilution effect Denominator Net income attributable to the shareholders of the Company3,051,9051,085,2651,654,848 201820172016

Fibria Celulose S.A. Notes to the consolidated financial statements at December 31, 2018 In thousands of Reais, unless otherwise indicated The main assumptions used in determining value in use at December 31, 2018, are as follows: Net average pulp price - U.S. Dollar/ton (*) 757 Discount rate - WACC (nominal and real) - % 9.80 and 7.33 (*) The net average pulp price was obtained from external sources in the sector and it is consistent with the Company's strategic budget. Management determined the gross margin based on its expectations of market development. The weighted average growth rates used are consistent with the forecasts included in industry reports and in the Company’s strategic budget. Management believes it to be reasonably possible that future changes in the pulp price combined with changes in the exchange rate may result in the recoverable amount of the CGUs to be different. The recoverable value of the CGU as per the impairment test exceeds its book value (headroom) by R$ 11 billion (R$ 6.05 billion in 2017). (b) Company’s long lived assets At December 31, 2018, the Company assessed whether there were indicatives of impairment on the value in use of its long lived assets exceeded its carrying amount, measured using the discounted cash flows method, using the processes to estimate the value in use followed the same assumptions and judgments described in item (a) above. The assessment did not result in any indicative of impairment and did not result in the need to recognize an impairment loss. 38 Subsequent events Early Settlement of Agribusiness Credit Receivable Certificates – “CRA” On January 3, 2019, the Company settled in advance the amount of R$ 878,573 regarding two series of CRAs, with original maturities in 2021 and 2023 and a cost of 99% of CDI and IPCA + 4.5055% p.a. The amounts related to the settled contracts were presented in the current liabilities as of December 31, 2018. This settlement refers to two of the nine series that the waivers were not obtained from the holders of the Certificates for the business combination between the Company and Suzano. * * * 92 de 92 Average exchange rate in the period - R$/U.S. Dollar3.74 Assumptions

MANAGEMENT REPORT 2018

MESSAGE FROM MANAGEMENT

In 2018, following its long record of surmounting challenges and delivering results, Fibria successfully completed, in May, the ramp-up of the new Horizonte 2 production line. By complying with the nine-month schedule set by the Company, the project has become a global reference in the pulp and paper industry

Another important advance in the Company’s structural competitiveness was the long-term port logistics service agreement for pulp handling on a take-or-pay basis entered into with Embraport. The company, which has changed its brand to DP World Santos, operates a private-use terminal (TUP) located on the left bank of the Santos Estuary, where a port logistics structure is being installed for pulp storage, movements and loading.

The transaction, which aims to ensure higher efficiency in exports through Santos in the long term, represented an innovation milestone in Brazil’s pulp and paper industry by enabling logistics operation for breakbulk vessels on the left bank of the Port of Santos.  Construction of the new warehouse and of other port and logistics facilities is expected by 2020.

The most important milestone in the year, however, was the transaction with Suzano. On March 15, the controlling shareholders of Fibria and Suzano Pulp and Paper signed an agreement to combine the operations and shareholder bases of both companies via a corporate reorganization. Fibria’s Board of Directors approved the Commitment on March 27.

Subject to compliance with certain conditions precedent, including approval by the antitrust agencies, the transaction was successfully approved at all levels, including by the Company’s Board of Directors on August 26, and by shareholders in the Extraordinary Shareholders Meeting held on September 13. On November 29, after fulfilling the last condition precedent, i.e. approval of the corporate restructuring by the European antitrust authority, the date of the transaction’s consummation was announced to the market: January 14, 2019. Consequently, Fibria’s stock ceased trading on the B3 and NYSE on January 3, 2019.

In parallel with the various procedures of the process to merge with Suzano Pulp and Paper, Fibria delivered operating and financial results marked by many positive highlights throughout the year. Fibria’s net revenue amounted to R$18.264 billion in 2018, advancing 56% on the prior year, explained by the 25% increase in the average net price in USD compared to the previous year, the 14% appreciation in the USD against the BRL and the 9% higher sales volume.

The positive scenario for pulp prices and the higher sales volume, combined with the stronger U.S. dollar against the Brazilian real, led Adjusted EBITDA to reach R$ 9,547 billion (margin of 58%, excluding the volumes from the agreement with Klabin), 93% higher than in 2017. The Company ended the year with net income of R$ 3.1 billion. The strong cash generation in the period enabled the Company to pay R$ 2.8 billion in extraordinary dividends in the period.

Fibria also maintained its Investment Grade rating at the rating agencies Standard & Poor’s and Fitch throughout its entire cycle of investment in the new pulp production line Horizonte 2, attesting to its solid financial position and to the quality of its credit risk . In 2018, the Company reduced its financial leverage, as measured by the ratio of net debt to EBITDA in USD, from 2.4x to 1.4x, demonstrating its strong cash generation capacity.

By closing the year 2018 with solid results, the Company showed that it has prepared itself diligently and collaboratively for a new journey that marked the transition to a new value-creation cycle following the transaction with Suzano. Pulp and Paper and later creation of Suzano.

The Management.

PERFORMANCE ANALYSIS

In 2018, Fibria’s pulp production came to 7.6 million tons, an increase of 20% on the previous year, mainly due to the startup of the new pulp production line Horizonte 2.

Pulp sales volume came to 6.8 million tons, up 9% from the prior year. The higher volume is basically explained by the stabilization of the learning curve at the new pulp production line Horizonte 2. The higher sales volume was partially offset by Fibria’s decision to reduce its sales volumes to Asia in 4Q18 due to China’s pressure on prices.

Regarding the distribution of sales by final use, the Sanitary Paper segment accounted for 54% of total sales in 2018, following by Printing & Writing with 32% and Specialty Papers with 15%. Given the higher production volume because of the new pulp production line Horizonte 2, with Asia accounting for a high concentration of these volumes, Asia increased its share of revenue by region to account for 40% of the total, followed by Europe with 33%, North America with 17% and Brazil and other South American countries with 10%.

Fibria’s net operating revenue was R$ 18.3 billion, 56% higher than in 2017, driven by the 25% increase in average prices in USD, the 14% appreciation in the USD against the BRL and the 9% higher sales volume.

Cost of goods sold (COGS) came to R$ 9.9 billion, up 20% from 2017, mainly reflecting the higher sales volume and increased logistics costs due to the higher sales volume to Asia, the 12% appreciation in the average price of the USD against the BRL and the higher sales volume of pulp produced at Horizonte 2. The last factor is explained by the fact that the new production line is located further from the Brazilian coast compared to other plants (higher average distance to the port).

Selling expenses were R$ 813 million, 49% higher than in the prior year. The increase is mainly explained by (i) the higher sales volume, due to the new production line Horizonte 2; and (ii) the sales mix, with an higher volume of pulp shipments from Horizonte 2, which has higher costs than the average of the other units.

Administrative expenses were R$ 392 million, increasing 37% from 2017. The result is primarily due to the higher expenses with consulting services related to the transaction with Suzano and to payroll and payroll charges.

Other operating expenses were R$ 434 million, 28% higher than in 2017. The variation is mainly explained by: (i) increased expenses with variable compensation, which in turn was affected by the liabilities arising from the transaction with Suzano; and (ii) the increase in contingencies and asset write-offs, which were partially offset by the lower expense from the revaluation of biological assets.

In 2018, adjusted EBITDA was R$ 9.5 billion (margin of 58%, excluding volumes from the agreement with Klabin), growing 93% on the prior year. This performance is explained by the higher pulp price in USD, the higher sales volume and the stronger USD against the BRL, with these factors partially offset by the increases in cash pulp cost and logistics costs. Note that the operation with Klabin has no impact on EBITDA.

The net financial result was an expense of R$ 2.9 billion, compared to an expense of R$ 783 million in 2017. The variation was mainly due to the exchange variation impact on the dollar-denominated portion of the Company’s debt (USD appreciation of 17.1% against the BRL) and to the loss from the mark-to-market adjustment of derivatives in 2018, compared to a gain in 2017.

As a result, Fibria posted net income of R$ 3.1 billion in 2018, an increase of 180% compared to 2017. Dividend payments in 2018 came to R$ 3.046 billion, of which R$ 260 million corresponding to the minimum mandatory dividends and R$ 2.786 billion to extraordinary dividends, with the latter reflecting the Company’s strong cash generation in the year.

CAPITAL EXPENDITURE

In 2018, Fibria’s investments (capex) amounted to R$ 3.916 billion, down 16% from 2017, mainly due to the reduction in investments related to the Horizonte 2 Project, which was partially offset by increased expenses with the acquisition of land, maintenance and pulp logistics.

LIABILITY MANAGEMENT

In 2018, Fibria repurchased and canceled 100% of its outstanding Voto IV Bonds in the amount of R$ 357 million and prepaid R$ 909 million in loans with the BNDES and R$ 147 million in loans with Banco do Nordeste whose rates were considered unattractive.

The Company obtained advance approval from the holders of its Certificates of Agribusiness Receivables (“CRAs”) for seven of the nine outstanding issues to implement the corporate restructuring operation involving the Company and Suzano, upon payment of a premium, within ten (10) business days as from the effective implementation of the corporate restructuring, of zero point four zero percent (0.40%) on the face value of the respective series on the dates of the general meetings to all holders of CRAs (“AGCs”) of the series approved. Payment of the premium will result in a disbursement of R$ 17 million.

Fibria reached the end of 2018 with a solid financial position. The Company’s cash position, including the mark-to-market adjustment of hedge instruments, increased by R$ 263 million to R$ 6,547 million. Excluding the effect from the mark-to-market adjustment of the cash position, 75% of funds was invested in local currency in government bonds and fixed-income instruments. The remainder was invested in short-term investments abroad.

The company also has one untapped revolving credit facility in the amount of R$ 1 billion. Although unused, these funds help improve the Company’s liquidity position and, when added to the cash position of R$ 6,547 million, increase the immediate liquidity position to R$ 7,547 million. Accordingly, the ratio of the liquidity position to short-term debt stood at 2.5x on December 31, 2018.

Gross debt ended 2018 at R$ 20,667 million, corresponding to US$ 5,334 million, down 9% in USD compared to 2017, as a result of the amortizations in the period. Fibria ended the year with net debt of R$ 14,120 million. The average maturity term of the Company’s debt on December 31, 2018 was 52 months and the average debt cost in USD, considering BRL-denominated debt adjusted by the market curve, was 4.25% p.a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2019

Fibria Celulose S.A.

By:	/s/ Marcelo Feriozzi Bacci
Name:	Marcelo Feriozzi Bacci
Title:	Chief Financial Officer and Investor Relations Director